Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zalat Inc.
10830 N. Central Expy, Suite 175
Dallas, TX 75231
https://zalatpizza.com/

Up to $1,999,996.32 in Series Seed-CF Preferred Stock at $4.12
Minimum Target Amount: $9,999.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Zalat Inc.
Address: 10830 N. Central Expy, Suite 175, Dallas, TX 75231
State of Incorporation: DE
Date Incorporated: November 17, 2014

Terms:

Equity

Offering Minimum: $9,999.24 | 2,427 shares of Series Seed-CF Preferred Stock
Offering Maximum: $1,999,996.32 | 485,436 shares of Series Seed-CF Preferred Stock
Type of Security Offered: Series Seed-CF Preferred Stock
Purchase Price of Security Offered: $4.12
Minimum Investment Amount (per investor): $247.20

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Combo/Avid Investor Perk

Early Gold

Invest $247+ within the first 24 hours and receive 10% bonus shares.

Early Silver

Invest $247+ within the first 48 hours and receive 5% bonus shares

Early Bronze

Invest $247+ within the first 72 hours and receive 3% bonus shares

Amount-Based Perks

Tier 1 | $247+

Invest $247+ and receive a Zalat Pizza Red Owner's Longevity Wristband, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $40 required minimum purchase (estimated $250 value).

Tier 2 | $500+

Invest $500+ and receive a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book, free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $40 required minimum purchase (estimated $250 value).

Tier 3 | $1,000+

Invest $1,000+ and receive a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $20 required minimum purchase (estimated $250 value).

Tier 4 | $5,000+

Invest $5,000+ and receive 2% bonus shares a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $20 required minimum purchase (estimated $250 value).

Tier 5 | $10,000+

Invest $10,000+ and receive 4% bonus shares, a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book signed by the Zalat Pizza Executive Team, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with no minimum purchase necessary (estimated $250

value).

Tier 6 | $25,000+

Invest $25,000+ and receive 6% bonus shares, a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book signed by the Zalat Pizza Executive Team, a free 2-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with no minimum purchase necessary (estimated $500 value).

Tier 7 | $50,000+

Invest $50,000+ and receive 10% bonus shares, a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book signed by the Zalat Pizza Executive Team, a free 3-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with no minimum purchase necessary (estimated $750 value).

The 10% StartEngine Owners' Bonus

Zalat Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-CF Preferred Stock at $4.12 / share, you will receive 110 shares of Series Seed-CF Preferred Stock, meaning you'll own 110 shares for $412. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

***Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview Overview

Zalat Inc. ("Zalat Pizza," "Zalat" or the "Company") believes it is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to all frontline workers. Zalat Pizza sells affordable luxury pizzas to the masses. Offering what we believe to be a best-in-class pizza under a casual and accessible brand that stays open until 4 am.

Business Model

Zalat Pizza excels in crafting exceptional, New York-style pizzas, recognized by many as best-in-class for their taste and uniqueness. Zalat's streamlined operating model, characterized by compact stores and low operating costs, is designed for financial efficiency and scalability, while the significantly reduced construction costs result in some of the industry's leading cash-on-cash returns. Open late hours, Zalat caters to a wide customer base, serving an eclectic menu that appeals to diverse palates. Employees (called "Zealots"), who are all stock option holders, are engaged and committed to the brand's success.

Corporate History

The Company was originally formed on 11/17/2014 as Zalat Inc. under the laws of the state of Texas. On 9/10/2019 the Company converted from a Texas corporation to a Delaware corporation as Zalat Inc. Zalat Inc. owns the following subsidiaries Zalat Holdings of Texas, LLC, Zalat Speciality, LLC, Zalat Holdings 1, LLC, Zalat Holdings 7, LLC, Zalat Holdings 16, LLC, Zalat Zealots, LLC, and Sum Yum 1, LLC. Zalat Zealots is a payroll entity that hires all employees of Zalat, Sum

Yum 1, LLC is a commissary operation for dough production and distribution, and the rest of the LLCs are operating entities that own the assets of the restaurants.

Competitors and Industry

Competitors

Our model is closest to the traditional national pizza chains but with a best-in-class product. Our customer profile tends to prefer handmade, higher-quality ingredients and unique pizza offerings. This is not offered by chain pizza restaurants. Pizza Hut, Domino's, Papa John's, and Little Caesar's, offer discounted menus to bring value seekers in the door, but we believe also offer a mediocre product.

Pizza restaurants are typically staffed by hourly workers who have no opportunity for true growth or investment within the company with tangible returns. There is no incentive for complete engagement in their work. We need that engagement in order to create a best-in-class product, so we grant stock options to all our hourly employees. We want to reward them for their passion and give them a chance to earn wealth, just like a shareholder.

Industry

From October 2021 through September 2022, total U.S. pizza sales—for both independents and chains—climbed 3.08% to a total of $47B

Source: https://www.pmq.com/pizza-power-report-2023/

Current Stage and Roadmap

Current Stage

We are in a growth phase. We have 29 units open in the Dallas/Fort Worth area, Houston, and Austin. Source for current locations: https://zalatpizza.com/find-a-zalat/

Future Roadmap

There are 3 additional sites that are currently under construction and slated to open before the end of 2023.

The Team

Officers and Directors

Name: Adrian Saide-Jacaman

Adrian Saide-Jacaman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: May, 2021 - Present
  Responsibilities: Adrian oversees all of Finance, Accounting and HR functions for Zalat Inc.

Other business experience in the past three years:

- Employer: EYM Group
  Title: Chief Financial Officer
  Dates of Service: July, 2015 - April, 2021
  Responsibilities: Responsible for Finance, Accounting and IT.

Name: Rosalyn Mallet

Rosalyn Mallet's current primary role is with PHASENEXT HOSPITALITY. Rosalyn Mallet currently services 0.25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2020 - Present
  Responsibilities: Rosalyn is a member of the board. She does not receive cash compensation, but receives 25,000 options per year.

Other business experience in the past three years:

- Employer: PHASENEXT HOSPITALITY
  Title: Founder, President, and CEO
  Dates of Service: January, 2009 - Present
  Responsibilities: Franchisee of Blaze Pizza, Buffalo Wild Wings, Dunkin, Jimmy Johns, Smashburger and Wolfgang Puck. PhaseNext is also a JV owner of multiple Cousins BBQ locations, including Back Porch Bar.

Other business experience in the past three years:

- Employer: Buffalo Wild Wings - Franchise Business Services
  Title: Board Member
  Dates of Service: January, 2014 - Present
  Responsibilities: Rosalyn is a member of the board.

Other business experience in the past three years:

- Employer: Buffalo Wild Wings – Franchise Advisory Council
  Title: Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Member of the Board.

Other business experience in the past three years:

- Employer: Northcott Hospitality
  Title: Board Chair (since Jan 2020), Compensation Committee Chair
  Dates of Service: January, 2009 - Present
  Responsibilities: Founder of AmericInn hotel company, Northcott Hospitality is also a leading franchisee of Perkins and Houlihan's restaurants. Sold AmericInn to Wyndham Hotel Group in 2017.

Other business experience in the past three years:

- Employer: National Restaurant Association
  Title: (Chair of the Board (2012), Governance Committee Chair, Member of (2) Strategic Planning Task Forces, Member of (2) National Restaurant Association CEO Search Committees)
  Dates of Service: January, 2004 - Present
  Responsibilities: The Washington-DC based trade association for the nation's multi-billion dollar restaurant and foodservice industry, the Association advocates for advancing and protecting the nation's nearly one-million restaurants and several million employees.

Other business experience in the past three years:

- Employer: Share Our Strength
  Title: (Lead Director (2010-2014), Governance Committee Chair, Member of Strategic Planning Task Force)
  Dates of Service: January, 1998 - June, 2021
  Responsibilities: A non-profit working to solve the chronic problems of hunger and poverty, Share Our Strength's signature campaign, No Kid Hungry, is devoted to ending childhood hunger in the United States.

Other business experience in the past three years:

- Employer: Black Box Intelligence
  Title: Compensation Committee Chair
  Dates of Service: January, 1996 - January, 2021
  Responsibilities: A privately held industry research/trend firm, Black Box Intelligence benchmarks key workforce and operational management measures that drive industry success and profitability as well as location-based social media and consumer behavior by purchase occasion. The longstanding mission of the company is to help restaurateurs balance people and profits while creating best-in-class performance results.

Name: Song Pak

Song Pak's current primary role is with Nuro Investments. Song Pak currently services 0.25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2021 - Present
  Responsibilities: As a Board Member, Song provides general advice and guidance to the Issuer. Song does not receive cash compensation, but receives 25,000 options per year.

Other business experience in the past three years:

- Employer: Collaborative Fund
  Title: Chief Operating Officer
  Dates of Service: July, 2022 - May, 2023
  Responsibilities: Chief Operating Office for venture fund platform.

Other business experience in the past three years:

- Employer: Revolution
  Title: GC and EVP of Operations
  Dates of Service: February, 2011 - July, 2022
  Responsibilities: Chief legal officer and head of fund operations for investment firm with seed, venture and growth stage investment funds.

Other business experience in the past three years:

- Employer: Nuro Investments
  Title: Operating Manager
  Dates of Service: March, 2022 - Present
  Responsibilities: Manage legal and investment operations.

Name: Erin Mulligan Helgren

Erin Mulligan Helgren's current primary role is with OfficeSpace Software . Erin Mulligan Helgren currently services 0.25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Erin serves as an independent director, supporting Zalat's CEO and the Company. Erin does not receive cash compensation, but receives 25,000 options per year.

Other business experience in the past three years:

- Employer: Bonterra
  Title: Chief Executive Officer
  Dates of Service: August, 2021 - December, 2022
  Responsibilities: Bonterra is the second-largest and fastest-growing social good software company in the world with solutions from CyberGrants, EveryAction, Social Solutions, Network for Good, and their respective entities making up its product family. Bonterra, which stems from the French word for "good" (bon) and the Latin word for "land" (terra) represents the exponential good that can be accomplished with the right foundation and supports the company's purpose to power those who power social impact. Bonterra's differentiated, end-to-end solutions collectively support a unique network of over 19,600 clients, 7,500 plus nonprofit organizations, more than 70 foundations and partners, and over 50 percent of Fortune 100 companies.

Other business experience in the past three years:

- Employer: Social Solutions
  Title: Chief Executive Officer
  Dates of Service: April, 2020 - August, 2021
  Responsibilities: Social Solutions, a Public Benefit Corporation backed by Vista Equity Partners, is the leading provider of cloud software for nonprofit and public sector social service organizations. Our products offer clients the

most comprehensive and secure social good platform available, including case management, participant connection, data insights, outcome analytics and funder enablement solutions. More than 4,000 clients and 90,000 users in the US, UK, Canada, Australia and New Zealand have adopted the Social Solutions platform to improve their data by measuring and optimizing outcomes.

Other business experience in the past three years:

- Employer: Skyline Champion
  Title: Independent Director
  Dates of Service: September, 2019 - Present
  Responsibilities: Independent director, member of Audit and Compensation Committees

Other business experience in the past three years:

- Employer: Mavenir
  Title: Independent Director
  Dates of Service: April, 2022 - Present
  Responsibilities: Serves as an independent director.

Other business experience in the past three years:

- Employer: OfficeSpace Software
  Title: Chief Executive Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Oversee the day to day operations and business affairs of the company

Name: Khanh Nguyen

Khanh Nguyen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Board Member
  Dates of Service: November, 2014 - Present
  Responsibilities: Khanh is the founder and Chief Executive Officer. Khanh receives $200,000 in annual salary.

Name: Dennis Minchella

Dennis Minchella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: May, 2021 - Present
  Responsibilities: Operations and Development

Other business experience in the past three years:

- Employer: 1836 Restaurants, LLC
  Title: Partner
  Dates of Service: August, 2020 - April, 2021
  Responsibilities: Deal sourcing and acquisition of restaurant concepts

Name: Alfred Vo

Alfred Vo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Information Officer
  Dates of Service: November, 2019 - Present
  Responsibilities: Information technology

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-CF Preferred Stock (the "Preferred Shares") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Series Seed-CF Preferred Stock. Interest in debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed-CF Preferred Stock. In addition, if we need to raise more equity capital from the sale of additional securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series Seed-CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out and all Company shareholders with liquidation preference over the Series Seed-CF Preferred Stock have received their liquidation preference. See the Company Securities section of the Offering Memorandum for equity preferences.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly not developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping,

accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a chain pizza restaurant, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in the service of Zalat Inc. or in its computer systems could reduce the attractiveness of the company and result in a loss of customers. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zalat Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and timely develop and expand our operations in existing and new markets:
One of the key means of achieving our growth strategies will be through opening and operating new locations. The number and timing of new locations opened during any given period may be negatively impacted by number of factors including, without limitation: the identification and availability of attractive sites for new Zalat Pizza shops and the ability to negotiate suitable lease terms; the lack of development and overall decrease in commercial real estate due to a macroeconomic downturn; recruitment and training of qualified personnel in the local market; our ability to obtain all required governmental permits, including zoning approvals, on a timely basis; our ability to control construction and development costs of new locations competition in new markets, including competition for appropriate sites; failure of the landlords to timely deliver real estate to us; landlord delays; the proximity of potential sites to an existing restaurants, and the impact of cannibalization on future growth; anticipated commercial, residential and infrastructure development near our new locations; and the cost and availability of capital to fund construction costs and pre-opening expenses.

Damage to our reputation could negatively impact our business, financial condition and results of operations:
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter into new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong employee culture, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:
food safety concerns, including food tampering or contamination; food-borne illness incidents; the safety of the food commodities we use, particularly beef; guest injury; security breaches of confidential guest or employee information; employment-related claims relating to alleged employment discrimination, wage and hour violations; labor standards or healthcare and benefit issues; or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. Social media for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business.

Food safety and food-borne illness incidents may have an adverse effect on our business by not only reducing demand but also increasing operating costs:
Food safety is a top priority, and we dedicate substantial resources to help ensure that our guests enjoy safe, quality food products. However, food-borne illnesses and other food safety issues have occurred in the food industry in the past, and could occur in the future. A negative report or negative publicity, whether related to one of our Zalat locations or to a competitor in the industry, may have an adverse impact on demand for our food and could result in decreased guest traffic to our shops. A decrease in guest traffic to our shops as a result of these health concerns or negative publicity could materially harm our brand, business, financial condition and results of operations.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results:
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Limited number of suppliers for our major products and rely on one distribution company for the majority of our distribution program:
If our suppliers or distributors are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs. We have a limited number of suppliers for our major products, including all beef pepperoni, mozzarella cheese and tomato sauce. Due to this concentration of suppliers, the cancellation of our supply arrangements with these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our restaurants may materially and adversely affect our results of operations while we establish alternative distribution channels.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business:
The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service provider's information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profit

Pizza segment is a highly competitive market and our inability to compete effectively may affect our traffic, sales and restaurant-level operating profit margins, which could adversely affect our business, financial condition and results of operations:
We compete in the restaurant industry with national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we have existing restaurants or intend to locate new ones. In addition, many of our competitors have greater name recognition in some of the local markets in which we have or plan to have additional restaurants. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our guest traffic and may prevent us from increasing or sustaining our revenues and profitability. Our continued success depends in part on the continued popularity of our menu and customer experience. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. In addition, some of our competitors in the past have implemented programs that provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and unit-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

New locations, once opened, may not be profitable, and the performance of our restaurants that we have experienced in the past may not be indicative of future results.
Our results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including landlord delays, associated pre-opening costs and operating inefficiencies. We typically incur the most significant portion of pre-opening expenses associated with a given restaurant within the three months preceding the opening. Our experience has been that labor and operating costs associated with a newly opened Zalat for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of sales. Our new restaurants commonly take 6 to 12 months to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those restaurants. Accordingly, the volume and timing of new openings may have a material adverse impact on our profitability.

Our sales and profit growth could be adversely affected if the same store sales growth is less than we expect.
The level of same store sales growth, which represents the change in year-over-year revenues for restaurants open for 15 months or longer, could affect our sales growth. Our ability to increase same store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target same store sales growth or that same store sales growth could be negative, which may cause a decrease in overall sales and profit growth that would adversely affect our business, financial condition or results of operations.

Opening new Zalat locations in existing markets may negatively affect sales at our existing restaurants
The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local restaurants and attractions, area demographics and geography. As a result, the opening of a new Zalat location in or near markets in which we already have Zalat restaurants could adversely affect the sales of those existing ones. Existing restaurants could also make it more difficult to build our consumer base for new locations in the same market. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could adversely affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.
Our growth plan includes a significant number of new restaurants in new and existing markets. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our

existing restaurants. If we experience a decline in the financial performance, we may decrease the number of or discontinue restaurant openings, or we may decide to close restaurants that we are unable to operate in a profitable manner.

Our plans to open new restaurants, and the ongoing need for capital expenditures at our existing ones, require us to spend capital.
Our growth strategy depends on opening new restaurants, which will require us to use cash flows from operations and net proceeds of this Offering. We cannot assure you that cash flows from operations and the net proceeds of this Offering will be sufficient to allow us to implement our growth strategy. If this cash is not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned restaurant openings, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business will require capital expenditures for the maintenance, renovation and improvement of existing restaurants to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, additional funds will need to be raised. If the costs of funding new restaurants or renovations or enhancements at existing restaurants exceed budgeted amounts, and/or the time for building or renovation is longer than anticipated, our profits could be reduced. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and all of our restaurants are located in leased premises. The leases generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a restaurant we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

We depend on key executive management.
We depend on the leadership and experience of our key executive management. The loss of the services of any of our executive management members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our restaurants.
We believe that our culture is the single most important factor to our success. Accordingly, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and associates to meet the needs of our existing restaurants and to staff new ones. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits, especially if there is significant improvement in regional or national economic conditions. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in new restaurant openings could adversely affect our business and results of operations.

Unionization activities may disrupt our operations and affect our profitability.
Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new restaurants in such markets could materially increase.

Increased food commodity and energy costs could decrease our restaurant-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.
Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things cheese, meats, grains and produce. Prices may be affected due to market

changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, the increased inflation we experienced in 2022 had an impact on the purchase price of our main commodities. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and restaurant-level operating profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-store sales growth in an amount sufficient to offset inflationary or other cost pressures.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Higher health care costs and labor costs could adversely affect our business.
Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in federal or state workplace regulations could adversely affect our ability to meet our financial targets. Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our team members are paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially affect our business, financial condition and results of operations.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
Our industry is subject to extensive federal, state and local laws and regulations, including comprehensive health care reform legislation, building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing restaurants and delay, or result in our decision to cancel, the opening of new restaurants, which would adversely affect our business. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws could require us to expend significant funds to make modifications to our restaurant if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our marketing strategies and channels will evolve and our programs may or may not be successful.
Zalat is a small, but growing brand. We incur costs and expend other resources in our marketing efforts to attract and retain guests. The brand's promotion includes public relations, digital and social media, promotions, and marketing tactics through marketplace delivery companies such as Uber Eats and DoorDash. As the number of restaurants increases, and as we expand into new markets, we expect to increase our investment in advertising and consider additional promotional activities. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our Company. Some of these initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enables them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising, or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our results of operations and financial condition.

Changes in economic conditions could materially affect our business, financial condition and results of operations.
The restaurant industry depends on consumer discretionary spending. Disruptions in the overall economy, including recessions, high unemployment, and financial market volatility and unpredictability, can cause a reduction in consumer

confidence, which may negatively affect the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, inclement weather, conditions in the residential real estate and mortgage markets, health care costs, access to credit, disposable consumer income and consumer confidence, affect discretionary consumer spending which may cause a decrease in purchases from our restaurants. Prolonged negative trends in sales could cause us to, among other things, reduce the number and frequency of new openings and restaurant closures.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.
We rely heavily on information systems, including point-of-sale, inventory management, purchasing, accounting, payment of obligations, credit and debit card transactions, online-ordering platforms and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced, and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments.

We rely heavily on third party marketplace services (e.g. UberEats) and they represent a material portion of our sales transactions
Disruptions by our third-party marketplace services could have an impact on our sales. Additionally, an increase in the commissions and fees charged by these marketplace providers could have a negative effect on our restaurant level profitability.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.
Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products, and other intellectual property, including our name and logos. We rely on U.S. and foreign trademark, copyright, and trade secret laws, as well as license agreements, non-disclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property. We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability, and prospects regardless of whether we are able to successfully enforce our rights.

Changes in statutory, regulatory, accounting, and other legal requirements could potentially impact our operating and financial results.
We are subject to numerous statutory, regulatory, and legal requirements, domestically and abroad. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of food safety, privacy and information security, wage and hour laws, among others, could potentially impact our operations and financial results. We lease all of our restaurants, and each is classified as an operating lease. The Financial Accounting Standards Board ("FASB") has issued an exposure draft that will revise lease accounting and require many leases currently considered to be operating leases to instead be classified as capital leases. The primary impact to this exposure draft would be that such leases would be recorded on the balance sheet as debt, and they currently have an off-balance sheet classification as operating leases. The timeline for effectiveness of this pronouncement, as well as the final guidelines and potential financial impact, are unclear at this point and may adversely affect our financial results if implemented.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our operating results.
Our effective tax rate in a given financial statement period may be materially impacted by a variety of factors including but not limited to fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted in the future which could negatively impact our current or future tax structure and effective tax rates.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.
Our business is subject to the risk of litigation by employees, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace

and employment matters, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Khanh C. Nguyen (59% ownership / 92.8% voting control)	17,221,250	Series Seed-1 Preferred Stock	92.8%

The Company's Securities

The Company has authorized Common Stock, Supervoting Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 485,436 of Series Seed-CF Preferred Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 3,620,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 560,544 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,848,406 shares to be issued pursuant to stock options issued.

Supervoting Common Stock

The amount of security authorized is 35,000,000 with a total of 0 outstanding.

Voting Rights

Ten (10) votes per share.

Material Rights

The voting, dividend and liquidation rights of the holders of Supervoting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock.

Voting. The holders of Supervoting Common Stock are entitled to ten (10) votes for each share of Supervoting Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Series Seed-1 Preferred Stock

The amount of security authorized is 17,380,000 with a total of 17,380,000 outstanding.

Voting Rights

Ten (10) votes for each whole share of Supervoting Common Stock that the Series Seed-1 Preferred Stock is convertible.

Material Rights

The dividend and liquidation rights of the holders of Series Seed-1 Preferred Stock are subject to and qualified by the rights, powers and privileges of the holders of Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 5,302,101 outstanding.

Voting Rights

One (1) vote for each whole share of Common Stock that the Series Seed-2 Preferred Stock is convertible.

Material Rights

Holders of Series Seed-2 Preferred Stock, pari passu along with the holders of Series Seed-3 Preferred Stock, enjoy senior liquidation preference over all other shareholders of the Company.

Series Seed-3 Preferred Stock

The amount of security authorized is 6,000,000 with a total of 3,369,940 outstanding.

Voting Rights

One (1) vote for each whole share of Common Stock that the Series Seed-3 Preferred Stock is convertible.

Material Rights

Holders of Series Seed-3 Preferred Stock, pari passu along with the holders of Series Seed-2 Preferred Stock, enjoy senior liquidation preference over all other shareholders of the Company.

Series Seed-CF Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-CF Preferred Stock.

Material Rights

For further information on the material rights of these securities please see the Company's Second Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation, Dissolution or Winding Up. Senior to Common Stock and Supervoting Common Stock, and Series Seed-1 Preferred Stock; junior to Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock.

What it means to be a minority holder

As a minority holder of Series Seed-CF Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,302,101.00
  Number of Securities Sold: 5,302,101
  Use of proceeds: New restaurant openings and G&A.
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Seed Series-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,731,820.00
  Number of Securities Sold: 3,369,940
  Use of proceeds: New restaurant openings and G&A
  Date: September 06, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $22,233,026, up 44.6% compared to fiscal year 2021 revenue of $15,379,559, driven primarily by new restaurant openings (NRO) and continued sales ramp-up of existing restaurants. In 2022, Zalat also opened two pilot locations inside Kroger Groceries stores.

Cost of Sales

The cost of sales for fiscal 2022 was $6,538,299, or 29.4% of sales, compared to $4,109,600 in fiscal year 2021, or 26.7% of sales. The increase in the cost of sales in absolute dollars was primarily driven by new restaurant openings, which also had an impact on margins, in tandem with 2022 experiencing a higher-than-average inflationary year on food commodities. Since 2022, commodity expenses have started to come down

Labor Expense

In the fiscal year 2022 labor expenses increased by $2,535,281 primarily driven by an increase in the number of restaurants from fiscal year 2021. As a percentage of sales, labor expenses also increased in 2022 by 3.1% driven by new restaurants coming online, which usually take 6-12 months to stabilize, and a tight labor market which pushed up average wages and turnover. We expect this trend to revert and our labor as percent of sales to drop in 2023 given an improvement in the labor market and as more mature restaurants become a bigger percentage of total restaurants.

Restaurant Operating and Non-Controllable Expenses

In fiscal year 2022 restaurant operating and non-controllable expenses increased by $2,289,854 primarily driven by the increase in the number of restaurants compared to fiscal year 2021. As a percentage of sales, these expenses increased in 2022 by 0.8%. We expect these fixed expenses to improve as more restaurants mature and average unit revenue volumes increase.

Corporate Overhead

In fiscal year 2022 corporate overhead increased by $528,280 compared to fiscal year 2021 primarily driven by new above-restaurant leaders coming on board to support the larger number of locations. As a percentage of sales, corporate overhead decreased by 5.1%, dropping from 24.1% in 2021 to 19.0% in 2022, driven by higher sales and the disciplined hiring of key personnel.

Net Profit

In fiscal year 2022 net profit declined by $957,304 compared to fiscal year 2021 primarily driven by pre-opening expenses for restaurants, an increase in labor costs, and commodities. As a percentage of sales, net profit decreased by 1.2% with most of the increase in pre-opening expenses, labor costs and commodities being offset by a reduction in corporate overhead and other income.

Historical results and cash flows:

The Company is currently fully functional and operational with 29 locations in Dallas-Fort Worth, Houston, and Austin (with 3 under construction) and is generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. As the number of restaurants continues to grow, the percentage of stabilized restaurants will represent a larger portion of our total number of restaurants, which should increase our restaurant-level profit margins. At the same time, as we open new locations, our sales will increase and with that, our SG&A expenses as a percentage of sales should continue to improve which should also improve our net profit margin and cash flows from operations. The number of new openings each year, together with the expected cash flow from operations, will determine the amount of capital that we would have to raise to meet our growth targets in the future. Past cash was primarily generated through sales and equity financing. Our goal is to continue to open new locations, increase unit-level profitability, maintain our low construction costs, and raise additional funds to cover any deficit between our capital expenditures and the cash flow generated from operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 21, 2023, the Company has capital resources in the form of cash on hand of around $400,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign will complement our financing strategy but are not critical to the operations of our business. The uses of funds will primarily be for new restaurant openings and other expenditures.

We believe we can get access to other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has which is primarily cash on hand, if we meet our target maximum goal, about 83% of funds will be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. The Company is raising capital for growth. The present cash burn is a result of our active growth strategy. Without those expenses related to our plans for expansion and growth, Management believes we should be currently profitable.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. The Company is raising capital for growth. The present cash burn is a result of our active growth strategy. Without those expenses related to our plans for expansion and growth, Management believes we should be currently profitable.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising from institutional investors and high-net-worth individuals as well as potential bank financing if we achieve positive operating cash flow.

Indebtedness

- Creditor: Note Payable
  Amount Owed: $26,283.00
  Interest Rate: 6.99%
  Maturity Date: November 01, 2025
  Installment auto loan bearing an interest rate of 6.99%, matures November 2025, secured by a vehicle.

- Creditor: Pho Mi, LLC
  Amount Owed: $1,931.00
  Interest Rate: 0.0%
  Pho Mi is wholly owned by Zalat's CEO and majority shareholder, Khnah Nguyen.

- Creditor: ZKK1, LLC
  Amount Owed: $45,964.00
  Interest Rate: 0.0%
  ZKK1 is wholly owned by Zalat's CEO and majority shareholder, Khanh Nguyen.

Related Party Transactions

- Name of Entity: Pho Mi, LLC
  Names of 20% owners: Khnah Nguyen
  Relationship to Company: Director, Officer and 20%+ Owner
  Nature / amount of interest in the transaction: Intercompany loan, payable of $1,931.00
  Material Terms: No interest rate or maturity date.

- Name of Entity: ZKK1, LLC
  Names of 20% owners: Khnah Nguyen
  Relationship to Company: Director, Officer and 20%+ Owner
  Nature / amount of interest in the transaction: Intercompany loan, payable of $45,964 as of 12/31/22
  Material Terms: No interest, maturity date, or other material terms

Valuation

Pre-Money Valuation: $122,248,808.92

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

The pre-money valuation also assumes that all 2,848,406 Common Stock options currently issued and 560,544 Common Stock shares reserved will be exercised.

The Company has no convertible securities or other securities with a right to acquire shares.

Market Growth & Trends

Zalat Pizza is a fast-growing pizza chain based in Texas with locations in Dallas-Fort Worth, Houston and Austin. As of 2022, the pizza market size was estimated to be $47B in the United States according to PMQ magazine. The number of pizzerias in the U.S. was roughly 80K with average unit sales of $586K. According to PMQ magazine, the pizza market to continue growing both in the U.S. and Globally. Expected CAGR for the pizza market is expected to be 5.45% through 2025 globally and 3.0% in the U.S. Zalat's operations are located in a strategic position with immediate access to 4 of the top 11 cities in population size here in Texas.

Sources: https://www.pmq.com/pizza-power-report-2023/ https://www.prnewswire.com/news-releases/pizza-market-size-to-grow-by-usd-42-2-million--44-of-market-growth-to-originate-from-north-america--technavio-301562999.html

Management's Prior Achievements & Success

Zalat Pizza's CEO & Founder, Khanh Nguyen, had a successful career as a corporate attorney before joining an innovative tech start-up that thanks to his contributions as part of the leadership team was able to successfully sell to a private equity group, and was instrumental to the company eventually going public. He also created a successful restaurant called Dalat, before building what has become a household name for great and unique pizzas in Dallas.

Our COO, Dennis Minchella, has close to 40 years of experience as owner and key executive for multiple restaurant groups. He was VP of Human Resources for Chi-Chi's Tex Mex restaurants before moving to Ruby Tuesday, also as VP of HR and Training. He's also served as a Partner for Boston Market, President and CEO of Semolina Artisanal Pasta, President and COO of Aloha Hospitality International, CEO of Kokopelli Winery, President and COO of Santa Fe Cattle Company, and most recently COO and Head of Development for Zalat Pizza. Our CFO, Adrian Saide, has held multiple roles in big multi-billion dollar corporations such as Vitro, CEMEX, and PepsiCo. Prior to joining Zalat, he was the CFO of a multi-unit, multi-brand franchise operation where he was key in growing the business from 80 restaurants with 2 national brands to 300+ with 5 national brands across 8 different states.

Brands included Panera, Pizza Hut, KFC, Denny's, and Burger King. He currently holds the position of CFO at Zalat and also oversees Human Resources and other administrative functions of the business. Adrian holds an MBA from the University of Texas at Austin, McCombs School of Business.

Business Partnerships & Relationships

Zalat currently has an agreement with Kroger Groceries to open Zalat locations inside with two pilot locations currently operating in the Houston metro area.

Currently, we have 29 locations open, with four more under construction and scheduled to open this year. History of Revenue and EBITDA multiple

In the years between 2017 and 2020, our Company went through a period of growth primarily driven by new restaurant openings, with sales figures as follows: $3.2 million in 2017, $4.9 million in 2018, $5.8 million in 2019, $9.7 million in 2020,

$15.3 million in 2021, and $22.2 million in 2022.

Management's review of current EBITDA multiples of certain publicly-traded restaurant companies (Domino's, Chipotle, Yum Brands, Papa John's, CAVA, First Watch Restaurant Group, Wing Stop) as of September 21, 2023, found an average multiple of 4.8x sales, which places our pre-money valuation reasonably within the industry norm.

Prior Funding Rounds

Our share prices and valuations in previous funding rounds have steadily increased, with funding rounds Series Seed-2 Preferred Stock at $1.00 per share, Series Seed-3 Preferred Stock at $1.40 per share, and Series Seed-3 Preferred Stock at $2.04 per share.

Our prior valuations have been done mostly as a multiple of sales. Conclusion

Based on the above, we believe the pre-money valuation of $122,248,808.92 is reasonable.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.24 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,999,996.32, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Physical Build Out of New Restaurant Openings
  64.0%
  Expansion of business locations

- Company Employment
  9.5%
  We will use 9.5% of the funds to hire key personnel for daily operations, including the following roles: Above restaurant leaders (i.e. Area Leaders), Training, Accounting, IT and Marketing. Wages to be commensurate with training, experience and position.

- Pre-Opening Expenses for New Restaurant Openings
  21.0%
  Incidental and intangible costs associated with business location expansion

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 24 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zalatpizza.com/ (https://zalatpizza.com/crowdfunding/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zalatpizza

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zalat Inc.

[See attached]

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Fiscal Years Ended December 25, 2022
and December 26, 2021
with Report of Independent Auditors

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Fiscal Years Ended December 25, 2022 and December 26, 2021

Table of Contents

Plano Office
5908 Headquarters Drive
Suite 300
Plano, Texas 75024
469.776.3610 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Zalat, Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Zalat, Inc and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 25, 2022 and December 26, 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the fiscal years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2022 and December 26, 2021, and the results of their operations and their cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Whitley Penn LLP

Plano, Texas
July 6, 2023

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 25, 2022	December 26, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 278,067	$ 1,797,059
Accounts receivable	371,120	257,865
Inventory	186,082	92,417
Prepaid expenses and other current assets	179,779	116,524
Total current assets	1,015,048	2,263,865
Property and equipment, net	4,467,814	2,581,545
Right of use assets - operating leases, net	8,185,131	-
Right of use asset - financing lease, net	34,508	-
Other assets	179,591	137,749
Total assets	$ 13,882,092	$ 4,983,159
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,164,857	$ 548,624
Due to related party	47,895	76,014
Accrued expenses	346,882	217,366
Operating lease liabilities, current portion	1,221,305	-
Financing lease liability, current portion	12,887	-
Current portion of note payable	13,713	13,361
Total current liabilities	2,807,539	855,365
Long-term liabilities:		
Note payable, net of current portion	26,283	38,970
Operating lease liabilities, net of current portion	7,187,420	-
Financing lease liability, net of current portion	21,478	-
Deferred rent	-	179,467
Total liabilities	10,042,720	1,073,802
Commitments and contingencies		
Stockholders' equity:		
Common stock - series 1, $.0001 par value, 54,000,000 shares authorized, 0 shares issued and outstanding	5	-
Preferred stock - series 1, $.0001 par value, 17,380,000 shares authorized, 17,380,000 shares issued and outstanding	1,738	1,738
Preferred stock - series 2, $.0001 par value, 7,000,000 shares authorized, 5,302,101 shares issued and outstanding	530	530
Preferred stock - series 3, $.0001 par value, 6,000,000 shares authorized, 1,785,715 shares issued and outstanding	178	121
Additional paid-in capital	10,170,968	7,698,023
Accumulated deficit	(6,334,047)	(3,791,055)
Total stockholders' equity	3,839,372	3,909,357
Total liabilities and stockholders' equity	$ 13,882,092	$ 4,983,159

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended	
	December 25, 2022	December 26, 2021
Net sales	$ 22,233,026	15,379,559
Operating expenses:		
Cost of sales	6,538,299	4,109,600
Restaurant labor	7,087,371	4,123,063
Restaurant operating	5,143,409	3,981,431
Non-controllable	2,307,181	1,248,719
Corporate overhead and other	3,935,891	3,413,259
Total operating expenses	25,012,151	16,876,072
Loss from operations	(2,779,125)	(1,496,513)
Other income (expense):		
Interest expense	(18,755)	(4,600)
Other income, net	321,760	36,422
Loss on sales of assets	-	(83,310)
Total other income (expense)	303,005	(51,488)
Loss before taxes	(2,476,120)	(1,548,001)
Provision for income taxes	(66,872)	(53,771)
Net loss	$ (2,542,992)	$ (1,601,772)

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Fiscal Years Ended December 25, 2022 and December 26, 2021

	Preferred Stock Series 1 Shares	Preferred Stock Series 1	Preferred Stock Series 2 Shares	Preferred Stock Series 2	Preferred Stock Series 3 Shares	Preferred Stock Series 3	Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholders' Equity balance at December 27, 2020	17,380,000	$ 1,738	4,720,000	$ 472	-	$ -	-	$ -	$ 5,252,673	$(2,189,283)	$ 3,065,600
Issuance of Preferred Stock Series 2	-	-	582,101	58	-	-	-	-	619,942	-	620,000
Issuance of Preferred Stock Series 3	-	-	-	-	1,214,286	121	-	-	1,699,880	-	1,700,001
Stock Option Expense	-	-	-	-	-	-	-	-	125,528	-	125,528
Net Loss	-	-	-	-	-	-	-	-	-	(1,601,772)	(1,601,772)
Stockholders' Equity at December 26, 2021	17,380,000	1,738	5,302,101	530	1,214,286	121	-	-	7,698,023	(3,791,055)	3,909,357
Issuance of Preferred Stock Series 3	-	-	-	-	571,429	57	-	-	2,336,146	-	2,336,203
Stock Option Expense	-	-	-	-	-	-	-	-	124,303	-	124,303
Common stock issued with exercise of stock options	-	-	-	-	-	-	45,391	5	12,496	-	12,501
Net Loss	-	-	-	-	-	-	-	-	-	(2,542,992)	(2,542,992)
Stockholders' Equity at December 25, 2022	17,380,000	$ 1,738	5,302,101	$ 530	1,785,715	$ 178	45,391	$ 5	$10,170,968	$(6,334,047)	$ 3,839,372

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	December 25, 2022	December 26, 2021
Operating Activities		
Net loss	$ (2,542,992)	$ (1,601,772)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	463,625	298,346
Stock based compensation expense	124,303	125,528
Deferred rent	-	59,174
Non-cash operating lease costs	1,235,872	-
Non-cash interest expense	4,112	-
Loss on sale of assets	-	83,310
Changes in operating assets and liabilities:		
Accounts receivable	(113,255)	(111,736)
Inventory	(93,665)	(25,211)
Prepaid expenses and other current assets	(63,255)	(28,754)
Other assets	(41,842)	(44,559)
Accounts payable and accrued expenses	763,314	377,876
Operating lease liabilities	(1,197,568)	-
Net cash used in operating activities	(1,461,351)	(867,798)
Investing Activities		
Purchases of property and equipment	(2,382,691)	(1,570,145)
Proceeds from sales of property and equipment	-	20,000
Net cash used in investing activities	(2,382,691)	(1,550,145)
Financing Activities		
Issuance of preferred stock	2,336,203	2,320,001
Principal payments on note payable	(12,335)	(11,505)
Payments on financing lease liabilities	(11,319)	-
Proceeds from exercise of stock options	12,501	-
Net cash provided by financing activities	2,325,050	2,308,496
Net decrease in cash and cash equivalents	(1,518,992)	(109,447)
Cash and cash equivalents at beginning of fiscal year	1,797,059	1,906,506
Cash and cash equivalents at end of fiscal year	$ 278,067	$ 1,797,059
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 18,755	$ 4,600
Cash paid during the year for income taxes	$ 44,335	$ 19,868
Supplemental Disclosure of Non-Cash Investing Activities		
Right of use assets assumed through operating lease liabilities	$ 9,286,647	$ -
Right of use asset assumed through financing lease liability	$ 45,684	$ -
Leases assumed through operating lease liabilities	$ 9,471,937	$ -
Lease assumed through financing lease liability	$ 45,684	$ -
Property and equipment sold for a note receivable	$ -	$ 25,000

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 25, 2022 and December 26, 2021

A. Nature of Business

The accompanying consolidated financial statements include Zalat, Inc. and Subsidiaries (the "Company"). The Company is a Delaware C-Corporation incorporated in 2019. The Company operates in the restaurants space and sells food (primarily pizza), beverages and other items through multiple locations via delivery and carryout. As of December 25, 2022 and December 26, 2021, the Company operated 27 and 16 restaurants, respectively, in Texas under the name Zalat Pizza.

The Company had negative working capital of approximately $1,793,000 and positive working capital of approximately $1,409,000 at December 25, 2022 and December 26, 2021, respectively. The Company had a net loss of approximately $2,543,000 and $1,602,000 for the fiscal years ended December 25, 2022 and December 26, 2022, respectively. The Company's negative working capital and net loss are primarily a result of the continued expansion of the Company's restaurant locations. The Company believes that with continued positive operating cash flows, and increased revenue growth, it will be able to continue as a going concern for at least one year from the date of this report.

B. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Accounting

The accounts are maintained, and the consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Fiscal Year

The Company's fiscal year is based on a 52–53-week reporting period, which ends each year on the Sunday nearest December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

B. Summary of Significant Accounting Policies – continued

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 25, 2022 and December 26, 2021, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Credit is extended to customers based upon evaluation of the customer's financial condition, and collateral is not required. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 25, 2022 and December 26, 2021, the Company determined that no allowance was necessary.

Inventory

Inventory consists primarily of food and drink products, which are valued at the lower of cost, using the first-in, first-out method ("FIFO"), or net realizable value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the useful life of the assets. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statement of income of the respective period.

The estimated useful lives of the various assets are as follows:

Furniture and fixtures	5-7 years
Automobiles	5-7 years

B. Summary of Significant Accounting Policies – continued

Income Taxes

The Company is taxed as a C-Corporation and utilizes the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax position is measured as the largest amount of expense that is greater than 50 percent likely to be realized upon ultimate settlement. The Company recognizes the potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. The Company has not recorded any liability related to uncertain tax positions during 2022 or 2021.

The Company did not incur any penalties or interest related to its tax returns during the fiscal years ended December 25, 2022 or December 26, 2021.

Revenue Recognition

Food and beverage revenues are recorded at point of service. Purchases of gift certificates are included in deferred revenue and revenue from gift certificates is recognized when the gift certificate is redeemed.

Contract Assets

Contract assets represent the Company's right to consideration based on satisfied performance obligations from contracts with customers and consist solely of accounts receivable as of December 25, 2022 and December 26, 2021. Receivables from customers were $371,120, $257,865, and $121,129 at December 25, 2022, December 26, 2021, and December 28, 2020, respectively. There were no other contract assets.

Contract Liabilities

Contract liabilities represent payments received from customers prior to the satisfaction of the corresponding performance obligations. Contract liabilities are recognized as revenue once the corresponding performance obligations are satisfied based on the contract with the customer. Contract liabilities for the Company relate to the purchase of gift certificates by customers and are included in deferred revenue. Deferred revenue was $3,486, $4,427, and $1,968 at December 25, 2022, December 26, 2021, and December 28, 2020, respectively, and is included within accrued expenses on the accompanying consolidated balance sheets.

B. Summary of Significant Accounting Policies – continued

Taxes Collected from Customers

In the course of doing business, the Company collects taxes from customers, including but not limited to sales taxes. It is the Company's policy to record these taxes on a net basis in the consolidated statement of operations; therefore, the Company does not include the taxes collected as a component of revenues.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $994,061 and $781,682 for the fiscal years ended December 25, 2022 and December 26, 2021, respectively, and is included within restaurant operating expenses and corporate overhead and other on the consolidated statements of operations.

Pre-Opening Costs

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, training, and recruiting, and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred and included within corporate overhead and other expenses in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes the valuation in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, accounts payable and accrued expenses approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of current and long-term note payable also approximate fair value since this instrument bears market rates of interest. None of these instruments are held for trading purposes.

Share-Based Payments

The Company uses the fair value provisions of Accounting Standards Codification ("ASC") 718, *Share-Based Payments*, in accounting for stock options. ASC 718 requires the recognition of share-based compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. Financial Accounting Standards Board ("FASB") ASC 718 requires entities to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company accounts for share-based compensation in accordance with FASB ASC 718 and estimates their fair value based on using the Black-Scholes option pricing model.

B. Summary of Significant Accounting Policies – continued

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

Adoption of New Accounting Standards

In February 2016, the FASB issued guidance ASC 842, *Leases*, to increase transparency and comparability among organizations by requiring the recognition of right of use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company elected the package of practical expedients permitted under the transition guidance, allowing the Company to carry forward conclusions related to: (a) whether expired or existing B. contracts contain leases; (b) lease classification; and (c) initial direct costs for existing leases. The Company has elected not to record operating lease right-of-use assets or lease liabilities associated with leases with durations of 12 months or less. The Company elected the practical expedient allowing aggregation of non-lease components with related lease components when evaluating the accounting treatment for all classes of underlying assets.

The Company adopted this standard effective December 27, 2021, using the modified retrospective approach. In transitioning to ASC 842, the Company elected to use the practical expedient package available at the time of implementation and did not elect to use hindsight. These elections have been applied consistently to all leases existing at, or entered into after, December 27, 2021 (the beginning of the period of adoption). As a result of the adoption of the new lease accounting guidance, we recognized on December 27, 2021, a right-of-use asset of approximately $6.2 million, a lease liability of approximately $6.4 million, and reduction of deferred rent of approximately $200,000. The standard did not materially impact our consolidated net loss and had no impact on cash flows. Lease disclosures for the fiscal year ended December 26, 2021 are made under prior lease guidance in FASB ASC 840.

C. Property and Equipment

Property and equipment consisted of the following at:

	December 25, 2022	December 26, 2021
Leasehold improvements	$ 3,218,730	$ 1,805,517
Furniture and fixtures	2,139,620	1,056,549
Automobiles	57,119	110,814
Construction in Progress	41,873	155,891
	5,457,342	3,128,771
Accumulated depreciation	(989,528)	(547,226)
	$ 4,467,814	$ 2,581,545

Depreciation expense for property and equipment for the fiscal years ended December 25, 2022 and December 26, 2021, was $463,265 and $298,346, respectively, and included within the non-controllable expenses on the consolidated statements of operations.

D. Line-of-credit

The Company has a line-of-credit with a bank, under which the Company may borrow up to $200,000. The line-of-credit has a maturity date of February 2025 and bears an interest rate equal to the *Wall Street Journal* Prime Rate plus applicable margin of 2.35% (7.50% at December 25, 2022). The line-of-credit is secured by all assets of the Company. At December 26, 2021 and December 27, 2020, borrowings on this line of credit totaled $0.

E. Note Payable

During 2021, the Company entered into a note payable related to the purchase of a vehicle.

Note payable consisted of the following at:

	December 25, 2022	December 26, 2021
Installment auto loan bearing an interest rate of 6.99%, matures November 2025, secured by a vehicle.	$ 39,996	$ 52,331
Total note payable	39,996	52,331
Less current maturities	(13,713)	(13,361)
Total long-term note payable	$ 26,283	$ 38,970

E. Note Payable – continued

Future fiscal year principal maturities of note payable at December 25, 2022, are as follows:

2023	$	13,713
2024		13,713
2025		12,570
	$	39,996

F. Employee Benefit Plan

The Company maintains a contributory 401(k) employee benefit plan (the "Plan") covering substantially all eligible employees. Employer contributions can be made at the discretion of the Board of Directors, and the employees vest in these discretionary contributions, if any, at the rate of 100% beginning in the third year of eligibility. The Company made contributions of $27,854 and $23,792 in 2022 and 2021, respectively, and is included in restaurant labor and corporate overhead and other expenses on the accompanying consolidated statements of operations.

G. Commitments and Contingencies

Litigation

The Company is involved in various suits and claims arising in the normal course of business. In management's opinion, the ultimate outcome of these items will not have a material adverse effect on the Company's consolidated results of operations.

Major Suppliers

Purchases from the top supplier approximated 74% and 91% of total cost of sales for the fiscal years ended December 25, 2022 and December 26, 2021, respectively. Purchases from the second top supplier approximated 19% of total cost of sales for the fiscal year ended December 25, 2022. Management believes there is no material risk related to the Company's reliance on its current manufacturers due to the availability of other suppliers.

H. Income Taxes

Income tax expense for the years presented differs from the "expected" federal income tax expense computed by applying the U.S. federal statutory rate to earnings before income taxes for the fiscal years ended December 25, 2022 and December 26, 2021, as a result of the following:

	December 25, 2022	December 26, 2021
Computed expected tax benefit	$ (519,812)	$ (325,360)
State income tax, net federal benefit	55,514	42,479
Permanent differences	5,482	5,673
Valuation allowance	614,789	330,979
Other	(89,101)	-
Total income tax expense	$ 66,872	$ 53,771

Income tax expense for federal and state income taxes consist of the following for the fiscal years ended:

	December 25, 2022	December 26, 2021
Current federal income tax expense	$ -	$ -
Current state income tax expense	66,872	53,771
	$ 66,872	$ 53,771

Deferred tax assets and liabilities consist of the following at:

	December 25, 2022	December 26, 2021
Fixed assets	$ (732,075)	$ (326,177)
Intangibles	(2,796)	(12)
Stock	49,882	28,319
Other	46,955	37,689
Net operating losses	1,930,248	937,605
Net deferred tax assets before valuation allowance	1,292,214	677,424
Valuation allowance	(1,292,214)	(677,424)
Net deferred tax asset	$ -	$ -

I. Stockholders' Equity

The Company's equity shares currently consist of the following: Common Stock, Preferred Stock – Series 1 ("Series 1"), Preferred Stock – Series 2 ("Series 2"), Preferred Stock – Series 3 ("Series 3').

During 2022 and 2021, the Company sold Series 2 and Series 3 shares to certain members of management and outside investors for cash. The Company sold 571,429 Series 3 shares for $2,336,203 during 2022. The Company sold 582,101 Series 2 shares for $620,000 and 1,214,286 Series 3 shares for $1,700,001 during 2021.

Series 1, Series 2, and Series 3 shares are convertible into one share of common stock at any time at the option of the holder. Further, the Series 1, Series 2, and Series 3 shares have a liquidation preference of one times (1x) the original issue price plus declared but unpaid dividends on each share of Series 2 and Series 3 or amount per share as would have been payable had all shares of Series 2 and Series 3 been converted to Common and the balance of proceeds paid to Series 1 shares and Common shares. A merger, reorganization or similar transaction will be treated as a liquidation. There were no unpaid dividends as of December 25, 2022 or December 26, 2021.

J. Stock-Based Compensation

The Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense over the vesting period of the stock award using the straight-line method.

Stock Option Grants

During the fiscal years ended December 25, 2022 and December 26, 2021, the Company granted stock options of 700,052 and 1,838,999, respectively, to certain consultants, employees, and members of management. During the fiscal years ended December 25, 2022 and December 26, 2021, there were 231,951 and 72,200 stock option forfeitures, respectively.

The Company valued all options issued in 2022 and 2021 at fair value using the Black-Scholes-Merton valuation model with the following weighted average assumptions:

	2022	2021
Risk-free interest rate	0.90% – 1.63%	0.81% – 1.37%
Expected option life	5 – 6.5 yrs.	5 – 6.5 yrs.
Expected stock volatility	55%	55%
Expected dividend yield	0 %	0 %

The expected stock volatility was calculated by averaging the historical volatility of several public entities whose operations are considered similar to the Company. The options vesting is dependent on the terms of the stock option agreement. The vesting schedule ranges from immediate vesting to vesting over five years.

J. Stock-Based Compensation – continued

Stock Option Grants – continued

There were 45,391 exercises of stock options during 2022. The total outstanding vested and unvested shares was 1,748,439 and 950,980 at December 25, 2022.

Total compensation expense relating to stock option grants for the fiscal years ended December 25, 2022 and December 26, 2021, was $124,303 and $125,528, respectively, recorded in corporate overhead and other expenses in the consolidated statements of operations. Cash received from options exercised for the fiscal years ended December 25, 2022 and December 26, 2021, was approximately $12,000 and $0, respectively. At December 25, 2022, the unrecognized expense associated with unvested options was approximately $238,381 and such amount is expected to be amortized over the weighted average remaining vesting period of approximately 4 years.

K. Leases

A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right of use assets and finance lease right-of-use assets (collectively “ROU assets”) represent the Company’s right to use an underlying asset for the lease term. Operating lease liabilities and finance lease liabilities (collectively, “lease liabilities”) represent the Company’s obligation to make lease payments arising from the lease. The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases having initial terms of 12 months or less from ROU assets and lease liabilities and recognizes rent expense on a straight-line basis over the lease term.

The Company has leases for its restaurant spaces and corporate offices. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms for our office spaces that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes the risk-free rate at the commencement of the lease. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions, or covenants.

Total operating lease costs were approximately $1,230,000 for the year ended December 25, 2022. Total finance lease costs for amortization of ROU assets and interest on lease liabilities were approximately $12,000 and $4,000, respectively, for the year ended December 25, 2022.

K. Leases – continued

Maturities of lease liabilities as of December 25, 2022, are as follows:

	Finance Leases	Operating Leases
2023	$ 12,887	$ 1,374,991
2024	12,887	1,356,436
2025	8,591	1,203,950
2026	-	1,009,666
2027	-	884,709
Thereafter	-	3,283,665
Total lease payments	34,365	9,113,417
Less present value discount	-	(704,692)
Lease liabilities	$ 34,365	$ 8,408,725

Weighted average lease term and discount rate as of December 25, 2022, are as follows:

Weighted average remaining lease term (years)	
Operating leases	7.7
Financing leases	2.7
Weighted average discount rate	
Operating leases	1.99%
Financing leases	0.00%

Total rental expense for the year ended December 26, 2021, was $888,335, and is included within selling, general, and administrative expenses in the consolidated statements of operations.

L. Related Party Transactions

At December 25, 2022 and December 25, 2021, there is $47,895 and $76,014 due to related parties of the Company. $1,931 and $35,050 is due to Pho Mi, LLC and $45,964 and $40,964 is due to ZKK1, LLC for the fiscal years ended December 25, 2022 and December 26, 2021, respectively.

M. Commitments and Contingencies

The Company has entered into a three-year distribution purchase agreement expiring March 6, 2023, with one of its suppliers.

N. Subsequent Events

In preparing the consolidated financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through July 6, 2023, the date the consolidated financial statements were available for issuance.

SUPPLEMENTARY CONSOLIDATING INFORMATION

Plano Office
5908 Headquarters Drive
Suite 300
Plano, Texas 75024
469.776.3610 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders of
Zalat, Inc. and Subsidiaries

We have audited the consolidated financial statements of Zalat, Inc. and Subsidiaries as of and for the fiscal years ended December 25, 2022 and December 26, 2021, and our report thereon dated July 6, 2023, which expressed an unmodified opinion on those consolidated financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in the restaurant level consolidated balance sheets as of December 25, 2022 and December 26, 2021, and the restaurant level consolidated statements of operations for the fiscal years ended December 25, 2022 and December 26, 2021, is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information is the responsibility of management and it is not a required part of the consolidated financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the financial statements, and, accordingly, we do not express an opinion or provide any assurance on it.

Whitley Penn LLP

Plano, Texas
July 6, 2023

ZALAT, INC. AND SUBSIDIARIES

RESTAURANT LEVEL CONSOLIDATED BALANCE SHEETS

	December 25, 2022	December 26, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 329,402	$ 745,895
Accounts receivable	281,949	238,676
Intercompany receivable	3,899,245	1,655,300
Inventory	172,202	87,698
Prepaid expenses and other current assets	15,991	28,453
Total current assets	4,698,789	2,756,022
Property and equipment, net	4,220,733	2,528,792
Other assets	136,216	101,999
Total assets	$ 9,055,738	$ 5,386,813
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 909,799	$ 383,548
Accrued expenses	1,855,338	64,002
Current portion of note payable	13,713	13,100
Total current liabilities	2,778,850	460,650
Long-term liabilities:		
Note payable, net of current portion	26,283	39,231
Deferred rent	-	179,467
Total liabilities	2,805,133	679,348
Commitments and contingencies		
Stockholders' equity:		
Common stock	25	25
Additional paid-in capital	249,975	249,975
Retained earnings	6,000,605	4,457,465
Total stockholders' equity	6,250,605	4,707,465
Total liabilities and stockholders' equity	$ 9,055,738	$ 5,386,813

See report of independent auditors on supplementary information.

ZALAT, INC. AND SUBSIDIARIES

RESTAURANT LEVEL CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended	
	December 25, 2022	December 26, 2021
Net sales	$ 22,233,022	$ 15,379,563
Operating expenses:		
Cost of sales	6,538,650	4,109,602
Restaurant labor	6,644,420	4,111,660
Restaurant operating expenses	1,566,782	924,258
Non-controllable expenses	5,162,790	3,669,182
Total operating expenses	19,912,642	12,814,702
Store operating income	2,320,380	2,564,861
Other expense	(715,782)	(375,161)
Income before taxes	1,604,598	2,189,700
Provision for income taxes	61,458	10,610
Net income	$ 1,543,140	$ 2,200,310

See report of independent auditors on supplementary information.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Zalat Pizza is not live or open to the public at this moment.

GET A PIECE OF ZALAT PIZZA

The Next Great Pizza Chain!

Zalat Pizza is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

REASONS TO INVEST

- Zalat Pizza sells affordable luxury pizzas to the masses. Offering one of the best-of-class pizzas under a casual and accessible brand that stays open until 4 am.
- An award-winning concept that empowers all frontline workers with employee stock options and maintains remarkably low new unit construction costs and mature store sales of almost 2x industry average (PMQ)*
- A proven concept with over $75M of total cumulative sales (2022 sales of $22M+), Zalat has expanded to 29 units in Dallas Fort-Worth, Houston, and Austin, Texas. We plan to expand outside of Texas in 2024-2025.

*Source

Invest Now
$4.12 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$247.20	$122.25M

THE PITCH

A Unique Brand Positioned to Conquer the Pizza Space

Investing in Zalat Pizza offers a unique opportunity to be part of a rapidly evolving brand that excels in crafting exceptional, New York style pizzas, recognized by many as best-in-class for their taste and uniqueness. Zalat's streamlined operating model, characterized by compact stores and low operating costs, ensures financial efficiency and scalability, while the significantly reduced construction costs result in some of the industry's highest cash-on-cash returns. Open late hours, Zalat caters to a wide customer base, serving an eclectic menu that appeals to diverse palates. Employees (called "Zealots"), who are all stock option holders, are engaged and committed to the brand's success. Lastly, Zalat's loyal and fanatical customer base underpins its strong growth prospects. Zalat's managment is positioning the company for long-term success.


"8 Best Pizza Chains in America"
Eat This, Not That - 2023
"12 Mouthwatering Dallas Pizzerias"
Eater Dallas - 2023
"Top 100 restaurant"
Dallas Observer - 2021
"Best Pizza in Dallas"
Paper City Magazine - 2022
"Best Takeout Pizza in Dallas"
D Magazine - 2023
"Highest Rated Pizzas in Houston"
Newsbreak - 2023
"The Absolute Best Pizza in Dallas-Fort Worth"
Thrillist - 2021
"Best Pizza"
Advocate Magazine - 2020
D Magazine - 2019
"Best Late-Night Spot"
Eater Dallas - 2017
"Best Pizza Delivery in Dallas"
Dallas Observer - 2016, 2018, 2019
"Best Pizza in Dallas"
D Magazine - 2016, 2017
"Best New Fast Food"
D Magazine - 2016
"Best Late-Night Dining"
Advocate Magazine - 2016
"Best New Late-Night Food Spot"
D Magazine - 2015

**Appearance by Zalat Pizza on "Best of" lists may not be representative of the experience of all customers and is not a guarantee of future performance or success.*

Zalat Pizza is led by a seasoned management team with a combined 50+ years of experience in the restaurant industry. Khanh Nguyen, Zalat's innovative founder and CEO started his first restaurant in 2011 following a successful career as a corporate attorney and tech entrepreneur. His executive team's experience ranges from new restaurant concept creation, to driving multi-unit growth to IPO, to operating hundreds of restaurants over many brands. Zalat believes that our senior leadership coupled with a strong and experienced restaurant operations team provides Zalat with the foundation to become a top national brand.


PMQ PIZZA MEDIA
25 YEARS PMQ
THE ZEALOT
MARCH 2022
36
THE ZEALOT
THE ZEALOT
Khanh Nguyen got into the restaurant business on a whim, but ZaLat Pizza's phenomenal success hinges on an astute pizza-only concept inspired by tech startups like Google.
Nation's Restaurant News
2021 HOT concepts
HOT concepts
2021

**Press coverage and Awards won by Zalat Pizza may not be representative of the experience of all customers and is not a guarantee of future performance or success.*

PMQ Magazine featured Zalat Pizza as the cover story for its March 2022 print issue. In 2021, Zalat Pizza was chosen by the prestigious Nation's Restaurant News as one of five restaurant brands that they're "betting will become household names." Prior NRN Hot Concept Winners include Raising Canes, PF Chang's, Shake Shack, Panda Express, Velvet Taco, and Dave's Hot Chicken. (Source)

our business model

Best of Class Product at Scale

As restaurant concepts grow, most start sacrificing top-tier quality for the sake of higher profits and/or multi-unit food consistency. This paves the path to the inevitable result of "mediocre chain food." At Zalat, we believe that we have demonstrated the ability to maintain our best-of-class product at mass scale by increasing employee engagement (we call it GAS for "Give-A-Shit" factor) through stock options ownership and extreme daily focus on food execution. We currently make sell more than 1.5 million pizzas per year, yet are still considered by many as one of the "best pizzas in the city."

1. Our Zealots: Zalat believes that giving everyone a slice of the pie makes the pie even bigger, so the company gives stock options to all employees (including all frontline cooks and cashiers) who are affectionately known as "Zealots". Zalat Pizza's secret weapon is its ability to produce food excellence at mass scale.

2. Our Pizzas: Zalat's pizza menu was designed to beat the national chains on the classics while offering an unrivaled selection of unique, delicious, and craveable specialty pizzas. Zalat only uses 100% all beef pepperoni and believes that its Pepperoni Masterclass, Zealot Supreme, MeatZa, Pineapple Express, and Margherita pizzas are one of the best versions of those traditional pizzas among all multi-unit pizza chains. Along with the best classic pizzas, Zalat offers a delicious specialty pizza line that we believe are not found anywhere else:

- The Pho Shizzle tastes like a bowl of Vietnamese Pho noodle soup. Swirls of Sriracha and Hoisin and garnished with fresh cilantro and basil.
- The Elote pizza, with its lemon pepper reduction and authentic Valentina sauce, tastes like the iconic Elote Mexican street corn.
- Bacon, cheddar, blue cheese ranch, jalapenos, and chives combine in a symphony of flavors on the Loaded Notato, designed to taste like a loaded baked potato.
- The Sweet Revenge brings a unique balance of spicy, sweet, savoriness with bacon onion jam and house-made hot honey, topped with fresh basil.
- The popular Drunken Masterclass was designed specifically for the changes in one's palate after a few drinks.


BEST OF CLASS TRADITIONAL PIZZAS
PEPPERONI MASTERCLASS
ZEALOT SUPREME
MARGHERITA
PINEAPPLE EXPRESS
HOTTIE
MEATZA
UNIQUE DELICIOUS SPECIALTY PIZZAS
PHO SHIZZLE
BUFFALO CHICKEN
SWEET REVENGE
ELOTE
DRUNKEN MASTERCLASS
LOADED NOTATO

Our Low New Store Construction Costs: Zalat Pizza focuses on converting 2nd generation restaurant spaces that are on average 1,600 sq. ft., which allows for more cost-effective development and efficient operations. Our new stores average less than $175k to convert and equip, which is on the extreme low end for the entire restaurant industry. Because our stores are basically just a pizza line with a service window, they can often pay for themselves within the first year, well below the industry average (see graph below).


Average Buildout Costs Per Square Foot
(Construction + Equipment + Soft Open Costs)
Zalat Pizza $147
KFC $180
Domino's $190
Papa John's $214
Taco Bell $277
Buffalo Wild Wings $286
Outback $286
McDonald's $294
Wendy's $315
Chipotle $323
Panera $329
Applebee's $330
Zoe's $337
Shake Shack $339
Chili's $350
Jack in the Box $405
Dunkin Donuts $456
Burger King $459
Olive Garden $513
Cheesecake Factory $514
Pizza Hut $608
Starbucks $625
Sonic $814
$- $100 $200 $300 $400 $500 $600 $700 $800 $900
*Source: 2018 Morningstar Equity Research

Source: 2018 Morningstar Equity Research

*Source

Our Very Late Hours: Zalat is known for our very late hours. We stay open up to 4am on the weekends at many locations. We are beloved by the after-party crowd and members of the service industry because our best of class pizzas are still available to them after their work shifts. Offering our level of quality during the hours when the competition is mostly fast food hamburgers is a strategic advantage of our model.

Our High 3PD Volume: Zalat is built for the modern era of 3rd party deliveries (3PD). Recognizing the unlimited sales potential and efficiency of outsourcing deliveries to a 3rd party, we were a very early adopter and have engineered the core of our business model around 3PD sales. While most restaurant chains consider 3PDs a necessary evil because of the high cost, Zalat is built at its core to be economically agnostic between direct sales and indirect 3PD marketplace sales. We've positioned our business model to take on high 3PD sales volume without materially impacting our profit margins.

Our Fanatical Customers: Zalat Pizza's unique offering in the marketplace has engendered an almost unprecedented level of customer enthusiasm and support for the brand (with over 135,000 loyalty program members), as evidenced by Zalat's fanatical online comments and reviews. To reciprocate the love and support that our customers have for Zalat, we searched for a way to allow our customers to buy into our mission as shareholders. This StartEngine campaign is our way of saying thank you to our amazing customers. As shareholders, our customers (and future customers) can now directly support the company that shares the wealth with its frontline workers.

Our Pizzas Have Inspired A Fanatical Following


"I never review pizza places, but my God does this place deserve the praise. Literally... THE BEST PIZZA I HAVE EVER HAD!!!"
- Lauren L
"I'm moving out of Texas this weekend after graduating from SMU and I'm going to miss y'all the most... Oh Zalat, never change please, unless that change is to open a location in Memphis, TN!!!
- Sophia Z
"[I] am from NY, 60 years old, Italian-American, and I have had no tastier, more delightfully textured thin crust pizza, ever."
- Mathieu H
"Best thing I've had in my mouth since prom."
- Sara G

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Growth Potential in the Thousands of Units

In 2023, the pizza industry is estimated to be **$47 billion** in the US alone (Source | Source). With so many pizza eaters, and Zalat's ability to offer a best-in-class product through a unique, efficient operating model, Zalat believes that it has the right foundation to become a dominant national player. Scalability is achieved by leveraging low-cost build outs, efficient operations, and a higher-than-average AUV.

TOTAL SALES FROM 2017-2022

Year	Total Sales
2017	$3,223,159
2018	$4,900,872
2019	$5,784,339
2020	$9,777,568
2021	$15,379,563
2022	$22,233,022


Zalat Pizza

In 2022, during the pandemic, Zalat managed to double in size. And the same year, Zalat's sales grew to $22.3 million, up from $15.3 million the previous year. Zalat has also signed a pilot project with Kroger grocery stores to open two in-store Kroger units in the Houston area. (Source)


Average Annual Sales Per Unit
Domino's
Zalat Pizza
Papa John's
Little Ceasars
Marco's Pizza
Pizza Hut
Average Chain
Average All U.S.
Avg. Independents
$1,317,286
$1,175,302
$1,135,682
$1,012,556
$896,836
$841,325
$765,822
$588,067
$443,006
$-
$200,000
$400,000
$600,000
$800,000
$1,000,000
$1,200,000
$1,400,000

Source: 2023 PMQ Power Report
Zalat Pizza average sales for mature stores (18+ months)


Average Sales Per Square Foot
Shake Shack
Cheesecake Factory
Chipotle
Sonic
Starbucks
Zalat Pizza
Domino's
Taco Bell
Papa John's
McDonald's
Olive Garden
Jack in the Box
Panera
Dunkin Donuts
Outback
Wendy's
Buffalo Wild Wings
Burger King
Applebee's
Zoe's
Chili's
KFC
Pizza Hut
$1,140
$964
$799
$798
$746
$734
$700
$685
$655
$637
$585
$570
$568
$566
$529
$526
$524
$516
$504
$478
$444
$442
$409
$-
$200
$400
$600
$800
$1,000
$1,200

Source: 2018 Morningstar Equity Research
Zalat Pizza average sales for mature stores (18+ months)

*Source

WHY INVEST

Restaurant Industry Investors Rejoice

At the core of Zalat's mission are three key objectives: to make the best pizzas in the universe, to create customers for life, and to make its front-line Zealots wealthy through stock option ownership. Zalat is truly more than just another pizza restaurant concept, it's a pizza industry revolution.



Invest now and support the pizza chain that shares the wealth with its dedicated team of Pizza Zealots!

ABOUT

HEADQUARTERS
10830 N. Central Expy, Suite 175
Dallas, TX 75231

WEBSITE
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Zalat Pizza is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to all frontline workers.

TEAM



Khanh Nguyen, Zalat Call Sign: "MORPHEUS"
Founder & CEO, Board Member

Chief visionary. Serial entrepreneur, software startup COO with sale/IPO exit, 29+ years general business experience, corporate lawyer 12+ years, BS Biology from The University of Houston, J.D. from The University of Texas School of Law, accidental restaurateur extraordinaire.



Dennis Minchella, Zalat Call Sign: "Mr. Wolf"
Chief Operating Officer

Operations & New Store Development. 40+ years restaurant management, executive management positions at Ruby Tuesday, Chi-Chi's, Bennigan's, Boston Market (IPO), CEO of Semolina Restaurant group (NRN Hot Concepts Winner). BBA from Central Michigan University. Mr. Wolf was born into an Italian-American pizza restaurant family and held the lifelong belief that pineapple does not belong on pizza. 3 years ago, he tasted Zalat's amazing Pineapple Express pizza and immediately decided that he had to join us.



Adrian Saide-Jacaman, Zalat Call Sign: "007"
Chief Financial Officer

Finance, Accounting & HR. CFO of EYM Group operating over 350 restaurants, including Pizza Hut, Panera, KFC, Burger King, and Denny's brands. PepsiCo finance development group. BS Industrial and Systems Engineering from ITESM, MBA from The University of Texas at Austin, McCombs School of Business.



Al Vo, Zalat Call Sign: "STARK"
Chief Technology Officer

Head technology nerd. 20+ years software programming, leading software development teams, Director of Software Development of nThrive, a hospital revenue management software company with 900+ hospital clients and over $100B in annual hospital revenues managed.



Rosalyn Mallet
Board of Directors

Current CEO/President of PhaseNext Hospitality. Board member of Black Box Intelligence. Former: President of Caribou Coffee, COO of la Madeliene Bistro/Café, SVP of Applebee's, TGI Friday's, and Carlson Companies, and Chair of the Board of the National Restaurant Association. BA from St. Mary's University.



Song Pak
Board of Directors

Current COO Collaborative Fund. Former: EVP of Revolution, a Washington DC-based venture capital/private equity investment firm founded by Steve Case of AOL (investments in CAVA, Sweetgreen, DraftKings, CLEAR, GROUPON, Zipcar). Corporate/Securities attorney for DLA Piper Venture Capital Practice. BA from Southern Methodist University, JD from The University of Texas School of Law.



Erin Mulligan Helgren
Board of Directors

Current: CEO OfficeSpace Software. Former: Chief Marketing Officer of Dell (computers) SunPower (renewable energy) and Bazaarvoice (social media software). CEO of Bonterra (social good software), Social Solutions (nonprofit and public sector software), and Calytera (government technology software). Corporate strategy for PepsiCo, management consulting for A.T. Kearney, brand management for Procter & Gamble. BBA from The University of Texas at Austin.

TERMS

Zalat Pizza

Overview

PRICE PER SHARE
$4.12

VALUATION
$122.25M

DEADLINE
Jan 10, 2024

FUNDING GOAL
$10k - $2M

Breakdown

MIN INVESTMENT
$247.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,999,996.32

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
2,427

SHARES OFFERED
Series Seed-CF Preferred Stock

MAX NUMBER OF SHARES OFFERED
485,436

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

<u>Combo/Avid Investor Perk</u>

Early Gold

Invest $247+ within the first 24 hours and receive 10% bonus shares.

Early Silver

Invest $247+ within the first 48 hours and receive 5% bonus shares

Early Bronze

Invest $247+ within the first 72 hours and receive 3% bonus shares

<u>Amount-Based Perks</u>

Tier 1 | $247+

Invest $247+ and receive a Zalat Pizza Red Owner's Longevity Wristband, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $40 required minimum purchase (estimated $250 value).

Tier 2 | $500+

Invest $500+ and receive a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book, free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $40 required minimum purchase (estimated $250 value).

Tier 3 | $1,000+

Invest $1,000+ and receive a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $20 required minimum purchase (estimated $250 value).

Tier 4 | $5,000+

Invest $5,000+ and receive 2% bonus shares a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with a $20 required minimum purchase (estimated $250 value).

Tier 5 | $10,000+

Invest $10,000+ and receive 4% bonus shares, a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book signed by the Zalat Pizza Executive Team, a free 1-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with no minimum purchase necessary (estimated $250 value).

Tier 6 | $25,000+

Invest $25,000+ and receive 6% bonus shares, a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book signed by the Zalat Pizza Executive Team, a free 2-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with no minimum purchase necessary (estimated $500 value).

Tier 7 | $50,000+

Invest $50,000+ and receive 10% bonus shares, a Zalat Pizza Red Owner's Longevity Wristband, a Zalat Pizza Employee Comic Book signed by the Zalat Pizza Executive Team, a free 3-year subscription to Zalat's Pizza-of-the-Month Club. You will receive a promo code each month for one free featured pizza, with no minimum purchase necessary (estimated $750 value).

The 10% StartEngine Owners' Bonus

Zalat Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-CF Preferred Stock at $4.12 / share, you will receive 110 shares of Series Seed-CF Preferred Stock, meaning you'll own 110 shares for $412. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

****Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

PRESS

QSR Magazine

The 40/40 List for 2021: America's Hottest Startup Fast Casuals

View Article

PMQ

ZaLat Pizza: Khanh Nguyen's Plan for Global Domination

View Article

Nation's Restaurant News

Nation's Restaurant News announces the 2021 Hot Concepts

View Article

TWTX

Zalat: Great Customer Service + Great Pizza

View Article

Dallas Observer

How the Owner of DaLat Fell Into the Industry and Making Some Great Pizza

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Zalat Pizza.

JOIN THE DISCUSSION

What's on your mind?

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Post

MG **Mahdi Guled**
23 days ago

Plans on going public?

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Quick cuts of Zalat Pizza employees saying how much they love the company.

Khanh:

Zalat Pizza is disrupting the archaic $47 billion US pizza restaurant industry.

We're a Texas-born pizza chain that makes handmade, crave-able, award-winning pizza.

We've got fun and irreverent culture and pizza flavors that astound your taste buds, like Pho Shizzle, the Drunken Masterclass, or the Pineapple Express.

{insert Khanh's favorite slice}...

and offer them in 29 locations around Texas, and growing.

Our secret sauce is our culture.

Our unique and vibrant work culture focuses on creativity, collaboration, and fun at its core. All workers, including all cooks and cashiers, are granted stock options like tech workers get.

We have longevity bands for years of service, an employee comic book, and we use call signs like Maverick and Top Gun. At Zalat, I'm Morpheus. So working together as team members feels like an epic journey towards pizza mastery!

And our employees are the best in the business because we treat them like they're the best in the business.

Zalat Employee:

Zalat cares about everyone from cashiers to cooks and delivery drivers, not just management. They even take care of our third-party UberEats and DoorDash drivers with free pizza.

On top of benefits and 401k, they give us ownership in the company.

I've never heard of other restaurant groups giving front-line workers a piece of the proverbial pie.

Honestly, I love working here so much I got a Zalat tattoo.

Zalat Employees:

We love Zalat!

Khanh:

Our mission is to make the best pizza in the universe while taking on the biggest pizza chains in the process. We believe we have the right business model to become a dominant national player.

By incentivizing our employees in ways the big guys can't, we've harnessed a level of love and Give a Sh*t factor that other pizza chains don't have.

This allows us to consistently produce handmade, best-of-class pizza, at mass volume.

While our employees are our secret sauce, they're not the only sauce we've got.

Zalat's unique model was purposely designed to focus 100% on pizza quality.

We don't spend money on anything else, not on arbitrary decor or over-the-top building design, we just spend $100 on a Zealot sign.

This model allows us to keep our construction costs below the industry average.

Khanh (commentary about low decor and construction cost): By keeping our brick-and-mortar costs low, we can focus on perfecting our mouthwatering pizza recipes and creating new flavor combos made with high-quality ingredients.

And our customers love us for it.

Customer testimonials:

Zalat pizza's amazing. It's the only pizza I eat. It is incredible.

Great stuff guys!

Even people that don't like pineapple and pizza like the Pineapple Express.

This is the best pizza in Dallas and I love that they're open 'til 4 am.

Khanh:

From our unique selection of specialty pizza flavors to our amazing crust that's both crispy and chewy and leaves a buttery afternote, to our unique Sir-rancha dipping sauce that pairs perfectly with our pizza, to our viral eating challenges like the Reaper Roulette Challenge, where we spice up one unmarked slice with meat clear Reaper sauce.

Customer:

My mouth is on fire!

Oh my God, give me some water!

Khanh:

Our fanatical customers keep on coming back over and over again.

Plus, we're open until 4 am for all those late-night cravings.

We're raising with StartEngine to offer our loyal and amazing customers and everyone else the chance to grow with us!

Our next move is to expand outside of Texas, and we want you to be a part of it.

Invest in Zalat Pizza and help us grow the pie bigger together and make the best pizza in the universe!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:42 AM 09/01/2023
FILED 11:42 AM 09/01/2023
SR 20233403013 - File Number 7600526

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ZALAT INC.

(a Delaware corporation)

(Pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware)

Zalat Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law").

DOES HEREBY CERTIFY THAT:

FIRST: The Corporation was originally incorporated pursuant to the General Corporation Law on September 10, 2019 under the name Zalat Inc.

SECOND: The Corporation adopted that certain Amended and Restated Certificate of Incorporation and caused it to be filed with the Secretary of State of the State of Delaware on December 28, 2021.

THIRD: The Second Amended and Restated Certificate of Incorporation in the form attached hereto as Annex A has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law by the directors and stockholders of the Corporation.

FOURTH: The Second Amended and Restated Certificate of Incorporation of the Corporation so adopted reads in full as set forth in Annex A attached hereto, amends and restates in its entirety the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on December 28, 2021, and is hereby incorporated herein by reference.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized and elected President on August 31, 2023.

ZALAT INC.

By: /s/ Khanh Nguyen
Khanh Nguyen
President

ANNEX A

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ZALAT INC.

ARTICLE I NAME

The name of this corporation is **ZALAT INC.** (the "***Corporation***" or the "***Company***").

ARTICLE II REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III DEFINITIONS

As used in this Second Amended and Restated Certificate of Incorporation (this "***Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means a Board comprised of between one (1) and six (6) members designated by the Requisite SS-1 Holders, but subject to increase or decrease upon approval of the Requisite SS-1 Holders as provided elsewhere in this Certificate.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***Original Issue Price***" means (i) with respect to the Series Seed-3 Preferred Stock, the amount per share that such Series Seed-3 Preferred Stock is issued by the Company from time to time pursuant to one or more investment agreements with the purchasers thereof; (ii) $1.00 per share for Series Seed-2 Preferred Stock; (iii) $1.00 per share for Series Seed-1 Preferred Stock; and (iv) with respect to the Series Seed-CF Preferred Stock, the amount per share that such Series Seed-CF Preferred Stock is issued by the Company from time to time pursuant to one or more subscription agreements with the purchasers thereof.

"***Requisite SS-CF Holders***" means the holders of at least a majority of the number of votes of the outstanding shares of Series Seed-CF Preferred Stock (voting separately as a single class and series on an as-converted basis).

"***Requisite Holders***" means the holders of at least sixty percent (60%) of the number of votes of: (x) the outstanding shares of Series Seed-3 Preferred Stock; (y) the outstanding shares of Series Seed-2 Preferred Stock;

and (z) the outstanding shares of Series Seed-1 Preferred Stock, voting together as a single class and series on an as-converted basis.

"***Requisite SS-1 Holders***" means the holders of at least a majority of the number of votes of the outstanding shares of Series Seed-1 Preferred Stock (voting separately as a single class and series on an as-converted basis).

"***Requisite SS-2 Holders***" means the holders of at least a majority of the number of votes of the outstanding shares of Series Seed-2 Preferred Stock (voting separately as a single class and series on an as-converted basis).

"***Requisite SS-3 Holders***" means the holders of at least a majority of the number of votes of the outstanding shares of Series Seed-3 Preferred Stock (voting separately as a single class and series on an as-converted basis).

Any references in this Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 115,380,000, consisting of (a) 40,000,000 shares of common stock of the Corporation, $0.00001 per share ("***Common Stock***"), (b) 35,000,000 shares of supervoting common stock of the Corporation, $0.00001 per share ("***Supervoting Common Stock***") and (c) 40,380,000 shares of Preferred Stock of the Corporation, $0.00001 per share ("***Preferred Stock***"), designated as set forth below. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, (i) 17,380,000 shares of Preferred Stock are hereby designated "***Series Seed-1 Preferred Stock***"; (ii) 7,000,000 shares of Preferred Stock are hereby designated "***Series Seed-2 Preferred Stock***"; (iii) 6,000,000 shares of Preferred Stock are hereby designated "***Series Seed-3 Preferred Stock***" and (iv) 10,000,000 shares of Preferred Stock are hereby designated "***Series Seed-CF Preferred Stock***".

A. COMMON STOCK

The following rights, powers, privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Certificate.

2. Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. SUPERVOTING COMMON STOCK

The following rights, powers, privileges, restrictions, qualifications, and limitations apply to Supervoting Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of Supervoting Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Certificate.

2. Voting. The holders of Supervoting Common Stock are entitled to ten (10) votes for each share of Supervoting Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Supervoting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part C of this Article V refer to sections of this Part C.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock or Supervoting Common Stock by reason of their ownership thereof, the holders of shares of each series of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to stockholders of the Corporation, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event; *provided, however*, that the right of payment of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock is and will be senior to that of the Series Seed-1 Preferred Stock and Series Seed-CF Preferred Stock, such that if upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, then, first, the holders of shares of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock will be paid on a senior, priority basis, and second, the holders of shares of the Series Seed-CF Preferred Stock will be paid on a senior, priority basis, with the holders of the Series Seed-1 Preferred Stock to share ratably in any remaining distribution of the funds and assets available for distribution (after full payment of the amounts due to the holders of the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock and the Series Seed-CF Preferred Stock) in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. If upon any liquidation, dissolution or winding up or Deemed Liquidation Event, (i) the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock will share ratably in the distribution of the funds and assets available for distribution (prior to any payment of any amounts due to the holders of the Series Seed-1 Preferred Stock and the Series Seed-CF Preferred Stock) in proportion to the respective amounts that would otherwise be payable in respect of the shares of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (ii) the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of the Series Seed-CF Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of the Series Seed-CF Preferred Stock will share ratably in the distribution of the funds and assets available for distribution (prior to any payment of any amounts due to the holders of the Series Seed-1 Preferred Stock) in proportion to the respective amounts that would otherwise be payable in respect of the shares of the Series Seed-CF Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock and Supervoting Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock and Supervoting Common Stock, pro rata based on the number of shares of Common Stock and Supervoting Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock and Supervoting Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock and Supervoting Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. Voting.

2.1 General. Except as otherwise required by law or pursuant to this Certificate, on any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting) or required to be voted on or consented to pursuant to this Certificate, each holder of outstanding shares of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of the Series Seed-2 Preferred Stock and the Series Seed-3 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter, each holder of outstanding shares of the Series Seed-1 Preferred Stock may cast ten (10) votes for each whole share of Supervoting Common Stock into which the shares of the Series Seed-1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter, and each holder of outstanding shares of the Series Seed-CF Preferred Stock shall not be entitled to vote with respect to such shares of the Series Seed-CF Preferred Stock held by such holder on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock (other than the holders of the Series Seed-CF Preferred Stock with respect to such shares of Series Seed-CF Preferred Stock) will vote together with the holders of Common Stock and Supervoting Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and Supervoting Common Stock, as applicable, and will be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors; Voting Rights and Voting Split.

2.2.1 The Requisite SS-1 Holders are entitled to elect directors as described in the Board Composition, with the actual size of the Board permitted to be set and thereafter to be increased or decreased from time to time to consist of up to six (6) directors, but no less than one (1) director, in each case as determined by the affirmative vote of the Requisite SS-1 Holders. The directors elected by the Requisite SS-1 Holders will be referred to as the "***SS-1 Directors***" if they are eligible for the special SS-1 Director voting rights set forth in Section 2.2.3, below, *provided, however*, that there may be a maximum of only six (6) SS-1 Directors. Additional non-SS-1 Directors, if any, will be designated and elected by the Requisite Holders and will be referred to as the "***Additional Directors***." Any director elected as provided above may be removed with or without cause by the affirmative vote of the Requisite SS-1 Holders given either at a special meeting duly called for that purpose or pursuant to a written consent of the Requisite SS-1 Holders.

2.2.2 At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the number of votes of the outstanding shares of the Series Seed-1 Preferred Stock entitled to elect any director(s) constitutes a quorum for the purpose of electing the director. The Requisite SS-1 Holders also have the authority and power to remove any director(s) from office by affirmative vote or written consent; *provided, however*, that there must be one (1) serving SS-1 Director (defined below) at all times.

2.2.3 With respect to any vote of the Board at a meeting or by written consent, each SS-1 Director will hold and represent one (1) vote on all matters presented to the Board for their vote, consent, approval, determination or other action or decision, *provided, however*, that (a) if there is only one SS-1 Director then that director will hold six (6) votes, (b) if there are two or more SS-1 Directors then each director will hold the number of whole votes (not to exceed six (6) votes collectively among all SS-1 Directors, with each sitting SS-1 Director to hold at least one vote) as the Requisite SS-1 Holders may specify by vote or written consent. Any Additional Directors will have and hold only one (1) vote each.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of all classes of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class:

(a) increase or decrease the authorized number of shares of any class or series of capital stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(c) redeem or repurchase any shares of Common Stock, Supervoting Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(d) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock, Supervoting Common Stock or Common Stock;

(e) increase or decrease the authorized number of directors of the Corporation; or

(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

2.4 Series Seed-1 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed-1 Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite SS-1 Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed-1 Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed-1 Preferred Stock;

(b) increase or decrease the authorized number of shares of the Series Seed-1 Preferred Stock; or

(c) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.4.

2.5 Series Seed-2 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed-2 Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite SS-2 Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed-2 Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed-2 Preferred Stock in a manner different than any adverse impact on the Series Seed-1 Preferred Stock;

(b) increase or decrease the authorized number of shares of the Series Seed-2 Preferred Stock;

(c) declare or pay any dividend or otherwise make a distribution to holders of Series Seed-3 Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-CF Preferred Stock, Supervoting Common Stock or Common Stock unless a concurrent, pro rata dividend is paid on the Series Seed-2 Preferred Stock; or

(d) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.5; *provided, however*, that no approval under this Section 2.5 will be required if the applicable event referenced above is a Deemed Liquidation Event in which the proceeds per share of Series Seed-2 Preferred Stock are at least $3.00 per share (as appropriately adjusted for any Capitalization Change).

2.6 Series Seed-3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed-3 Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite SS-3 Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed-3 Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed-3 Preferred Stock in a manner different than any adverse impact on the Series Seed-1 Preferred Stock;

(b) increase or decrease the authorized number of shares of the Series Seed-3 Preferred Stock;

(c) declare or pay any dividend or otherwise make a distribution to holders of Series Seed-2 Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-CF Preferred Stock, Supervoting Common Stock or Common Stock unless a concurrent, pro rata dividend is paid on the Series Seed-3 Preferred Stock; or

(d) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.6; *provided, however*, that no approval under this Section 2.6 will be required if the applicable event referenced above is a Deemed Liquidation Event in which the proceeds per share of Series Seed-3 Preferred Stock are at least three times the Original Issue Price per share of Series Seed-3 Preferred Stock (as appropriately adjusted for any Capitalization Change).

2.7 Series Seed-CF Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed-CF Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite SS-CF Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed-CF Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed-CF Preferred Stock in a manner different than any adverse impact on the Series Seed-1 Preferred Stock; or

(b) declare or pay any dividend or otherwise make a distribution to holders of Series Seed-3 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-1 Preferred Stock, Supervoting Common Stock or Common Stock unless a concurrent, pro rata dividend is paid on the Series Seed-CF Preferred Stock.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock, other than shares of the Series Seed-1 Preferred Stock, is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the share of Preferred Stock by the Conversion Price of such share of Preferred Stock in effect at the time of conversion, and each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Supervoting Common Stock as is determined by dividing the Original Issue Price for the share of Series Seed-1 Preferred Stock by the Conversion Price of such share of Series Seed-1 Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each share of Preferred Stock means the Original Issue Price for such share of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock or Supervoting Common Stock, as applicable, is subject to adjustment as provided in this Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock or Supervoting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock or Supervoting Common Stock, as applicable, as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock or Supervoting Common Stock, as applicable, and the aggregate number of shares of Common Stock or

Supervoting Common Stock, as applicable, issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock or Supervoting Common Stock, as applicable, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock or Supervoting Common Stock, as applicable, to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock or Supervoting Common Stock, as applicable, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock or Supervoting Common Stock, as applicable, otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock and Supervoting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock or Supervoting Common Stock is not sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock or Supervoting Common Stock, as applicable, to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a share of Preferred Stock below the then-par value of the shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon conversion of such share of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock or Supervoting Common Stock, as applicable, at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock or Supervoting Common Stock, as applicable, in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable shares of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such shares of Preferred Stock or on Common Stock or Supervoting Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock or Supervoting Common Stock, the Conversion Price of each share of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock or Supervoting Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock or Supervoting Common Stock, the Conversion Price of each share of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock or Supervoting Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a share of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock or Supervoting Common Stock entitled to receive, a dividend or other distribution payable on Common Stock or Supervoting Common Stock in additional shares of Common Stock or Supervoting Common Stock, as applicable, then and in each such event the Conversion Price of such share of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction: (a) the numerator of which is the total number of shares of Common Stock and Supervoting Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date; and (b) the denominator of which is the total number of shares of Common Stock and Supervoting Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock and Supervoting Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such shares of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Supervoting Common Stock in a number equal to the number of shares of Common Stock or Supervoting Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock or Supervoting Common Stock, as applicable, on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock or Supervoting Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock or Supervoting Common Stock in respect of outstanding shares of Supervoting Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock or Supervoting Common Stock, as applicable, a dividend or other distribution to the holders of the shares of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock or Supervoting Common Stock, as applicable, on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock or Supervoting Common Stock, as applicable, issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock or Supervoting Common Stock, as applicable, into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock or Supervoting Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock or Supervoting Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon conversion of one such share of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of shares of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such shares of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such shares of Preferred Stock.

3.9 Adjustments for Diluting Issues.

3.9.1 Special Definitions. For purposes of this Section 3, the following definitions will apply:

(a) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock, Supervoting Common Stock or Convertible Securities.

(b) "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock or Supervoting Common Stock, but excluding Options.

(c) "***Additional Shares of Common Stock***" mean all shares of Common Stock and Supervoting Common Stock issued (or, pursuant to Section 3.11, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock or Supervoting Common Stock and (2) shares of Common Stock or Supervoting Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Supervoting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Supervoting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock or Supervoting Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) subject to the approval required by Section 2.3, shares of Common Stock, Supervoting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock, Supervoting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Supervoting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.10 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a share of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.11 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock or Supervoting Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a share of Preferred Stock pursuant to the terms of Sections 3.12, 3.13 or 3.14, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock or Supervoting Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such share of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such share of Preferred Stock as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a share of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such share of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such share of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a share of Preferred Stock pursuant to the terms of Sections 3.12, 3.13 or 3.14 (either because the consideration per share (determined pursuant to Section 3.15) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such share of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock or Supervoting Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.11(a)) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a share of Preferred Stock pursuant to the terms of Sections 3.12, 3.13 or 3.14, the Conversion Price of such share of Preferred Stock will be readjusted to such Conversion Price of such share of Preferred Stock as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock or Supervoting Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a share of Preferred Stock provided for in this Section 3.11 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.11). If the number of shares of Common Stock or Supervoting Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a share of Preferred Stock that would result under the terms of this Section 3.11 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such share of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.12 Adjustment of Conversion Price for Series Seed-2 Preferred Stock upon Issuance of Additional Shares of Common Stock. If the Corporation at any time after the Original Issue Date of the Series Seed-2 Preferred Stock issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.11), without consideration or for a consideration per share less than the Conversion Price of the Series Seed-2 Preferred Stock in effect immediately before such issue, then the Conversion Price of the Series Seed-2 Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of the Series Seed-2 Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of the Series Seed-2 Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "***A***" means the number of shares of Common Stock and Supervoting Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock and Supervoting Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d) "***B***" means the number of shares of Common Stock and Supervoting Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

3.13 Adjustment of Conversion Price for Series Seed-3 Preferred Stock upon Issuance of Additional Shares of Common Stock. If the Corporation at any time after the Original Issue Date of shares of the Series Seed-3 Preferred Stock issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.11), without consideration or for a consideration per share less than the Conversion Price of the applicable shares of Series Seed-3 Preferred Stock in effect immediately before such issue, then the Conversion Price of such shares of Series Seed-3 Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of the shares of Series Seed-3 Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of the shares of Series Seed-3 Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "***A***" means the number of shares of Common Stock and Supervoting Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock and Supervoting Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d) "***B***" means the number of shares of Common Stock and Supervoting Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

3.14 Adjustment of Conversion Price for Series Seed-CF Preferred Stock upon Issuance of Additional Shares of Common Stock. If the Corporation at any time after the Original Issue Date of shares of the Series Seed-CF Preferred Stock issues Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.11), without consideration or for a consideration per share less than the Conversion Price of the applicable shares of Series Seed-CF Preferred Stock in effect immediately before such issue, then the Conversion Price of such shares of Series Seed-CF Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of the shares of Series Seed-CF Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of the shares of Series Seed-CF Preferred

Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "*A*" means the number of shares of Common Stock and Supervoting Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock and Supervoting Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(d) "*B*" means the number of shares of Common Stock and Supervoting Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "*C*" means the number of such Additional Shares of Common Stock issued in such transaction.

3.15 Determination of Consideration. For purposes of this Section 3, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a) Cash and Property. Such consideration will:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.11, relating to Options and Convertible Securities, will be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock and Supervoting Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.16 Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of the shares of Series Seed-2 Preferred Stock pursuant to the terms of Section 3.12, shares of the Series Seed-3 Preferred Stock pursuant to the terms of Section 3.13 or shares of the Series Seed-CF Preferred Stock pursuant to the terms of Section 3.14, then, upon the final such issuance, the Conversion Price of the shares of the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock or the Series Seed-CF Preferred Stock, as applicable, will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.17 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a share of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such shares of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash or other property into which such shares of Preferred Stock are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any shares of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such shares of Preferred Stock then in effect and (b) the number of shares of Common Stock or Supervoting Common Stock, as applicable, and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such shares of Preferred Stock.

3.18 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting together as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock or Supervoting Common Stock, as applicable, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.19 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.18. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock or Supervoting Common Stock, as applicable, to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.18, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock or Supervoting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.19. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock or Supervoting Common Stock, as applicable, issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock or Supervoting Common Stock, as applicable, otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation will declare all dividends pro rata on Common Stock, Supervoting Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Supervoting Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock and Supervoting Common Stock, as applicable, then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. If: (a) the Corporation takes a record of the holders of Common Stock or Supervoting Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; (b) any capital reorganization of the Corporation, any reclassification of Common Stock or Supervoting Common Stock, or any Deemed Liquidation Event occurs; or (c) the voluntary or involuntary liquidation, dissolution or winding up of the Corporation occurs, then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution or right and the amount and character of such dividend, distribution or right, or (ii) either (A) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up occurred or (B) if the holders of record of Common Stock or Supervoting Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) or the holders of record of a series of Preferred Stock (or such other capital stock or securities at the time issuable upon the conversion of such series of Preferred Stock) will be entitled to exchange their shares of Common Stock or Supervoting Common Stock (or such other capital stock or securities) or series of Preferred Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock or Supervoting Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) or the holders of record of a series of Preferred Stock (or such other capital stock or securities at the time issuable upon the conversion of such series of Preferred Stock) will be entitled to exchange their shares of Common Stock or Supervoting Common Stock (or such other capital stock or securities) or series of Preferred Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up and the amount per share and character of such exchange applicable to the Common Stock or Supervoting Common Stock (or such other capital stock or securities) or series of Preferred Stock (or such other capital stock or securities). The Corporation will send the notice (i) no less than 20 days before either (A) the record date for any event described in clause (i) of the immediately preceding sentence or (B) the effective date for any event described in clause (ii)(B) of the immediately preceding sentence or (ii) pursuant to Section 228(e) of the General Corporation Law (or any successor provision) promptly following the effective date of any event described in clause (ii)(A) of the immediately preceding sentence that has been approved by written consent of the required stockholders but less than unanimous written consent of stockholders.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII

[Intentionally omitted]

ARTICLE VIII
BYLAW PROVISIONS

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation (whether or not an employee of the Corporation or any of its subsidiaries), or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder (whether or not an employee of the Corporation or any of its subsidiaries) (each, a "***Covered Person***"), unless (A) such matter, transaction, or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation, or (B) such matter, transaction, or interest primarily or substantially relates to a pizza restaurant fast-casual or pizza delivery business or service.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

1st email blast. 12:30pm September 27, 2023



Own a slice of ZALAT INC. for less than $250. Reservations NOW OPEN!!
Zalat Pizza
ZALAT PIZZA
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Staying open SUPER DUPER LATE
We are Pizza Zealots!
ZALAT PIZZA IN THE NEWS:
THE ZEALOT
THE 4040 LIST

2nd TTW Email Blast. 1:30pm October 5, 2023.

Own a slice of ZALAT INC. for less than $250. Reservations NOW OPEN!! Inbox ×

Zalat Pizza <info@zalatpizza.com> Unsubscribe
to me

1:30 PM (22 minutes ago)

ZALAT PIZZA

Khanh, here are some reasons why we should **MAKE IT OFFICIAL** between us:

We do not go cheap on ingredients. We go big on our cheese, our 100% all beef pepperoni, our dough, and our sauce.... This is why our pizzas are so amazingly delicious!!



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$124.99
Zealot / zell-it /
A person who is fanatical and uncompromising in the pursuit of their ideals.
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A Zalat Pizza employee.
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Check out our cost per square foot to build our restaurants versus other companies!


Zalat Pizza
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BUILDOUT COSTS
Average Buildout Costs Per Square Foot
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Zalat Pizza $147
KFC $180
Domino's $190
Papa John's $214
Taco Bell $277
Buffalo Wild Wings $286
Outback $286
McDonald's $294
Wendy's $315
Chipotle $324
Panera $329
Applebee's $330
Zoe's $337
Shake Shack $339
Chili's $350
Jack in the Box $405
Dunkin Donuts $456
Burger King $459
Olive Garden $513
Cheesecake Factory $514
Starbucks $625
Sonic $814
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. BY CLICKING SUBMIT, YOU CONSENT TO RECEIVE COMMUNICATIONS FROM US THROUGH VARIOUS CHANNELS, INCLUDING EMAIL AND TELEPHONE.

Zalat is known for:

Stock Options for All Workers: Sharing the wealth with our frontline workers - everyone gets stock option ownership in the company!

The most delicious and innovative selection of specialty pizzas ever: **Pho Shizzle**, Elote, Classic Bianca, Pineapple Express, and coming soon, the BBC (BBQ Bacon Cheeseburger pizza)...

Customer 4 Life Service – let us know in our post purchase follow up email if you had any issues with your order and our team of Customer Advocates will follow up to try to make things right;

Staying open **SUPER DUPER LATE**.

Many of our locations stay open until **4AM on the weekends!**

We are Pizza Zealots!

ZALAT PIZZA IN THE NEWS:

Zalat was featured as the cover story for **PMQ Pizza Magazine** in March 2022



PMQ PIZZA MEDIA
25 YEARS PMQ
THE ZEALOT
"Our entire business model was designed with plans for global pizza domination."
— Khanh Nguyen, Zalat Pizza

Zalat was chosen by **Nation's Restaurant News** for its 2021 Hot Concepts Award (prior winners: Shake Shack, PF Chang's, Raising Cane's, Velvet Taco, Nobu, Panda Express…)



NRN 2021 Hot Concepts Winner
Prior NRN Hot Concept Winners:
"Meet 5 restaurant brands we're betting will become household names" - NRN

Zalat is named "8 Best Pizza Chains In America" by **Eat This, Not That!**



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Zalat was chosen by **QSR Magazine**'s 2021's "The 40/40 List. America's Hottest Startup Fast Casuals"



The 40/40 List for 2021: America's Hottest Startup Fast Casuals
EMERGING CONCEPTS
FEBRUARY 2021 | SAM OCHES
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Growth on the horizon

Food on Demand News interviews Khanh about the "Legend of [Zalat being] Uber's First Restaurant Partner"



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Zalat Pizza and the Legend of Uber's First Restaurant Partner
Zealot

Nation's Restaurant News story about Zalat's culture and Z tattoos


NEWS > FAST CASUAL

Can tattoos keep employees happy? This pizza chain thinks so

Zalat Pizza is offering its so-called "Zealots" benefits, a 401k and, yes, free tattoos to keep them happy

ZALAT
PIZZA

D **Magazine** story about Zalat's amazing Pho pizza


Eat This Now!

ZaLat Has a Pho Pizza

Pizza Marketplace story about Zalat and our customer accolades, "The Pho Shizzle pizza makes me feel loved, like nothing is wrong in the world at that moment. The pollution is gone, the polar bears are safe and the wars are over, when I'm eating this pizza."


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FOOD & BEVERAGE

ZaLat: How 'stoners' + simplification built a better pizza brand

A one-time corporate attorney and software business owner moved into the pizza trade to find his true professional passion, as well as a new appreciation for a very hard day's work.

ZaLat Pizza
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ZaLat's Vietnamese cuisine-inspired Pho Shizzle Pizza (Image: ZaLat)

CraveDFW.com 09/27/2023 2:12pm Web Story


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Find out the latest about food and entertainment in the DFW area!

← Holiday Tea at The Adolphus Returns to The French Room for the Holiday Season

Inaugural DFW Italian Festival kicks off on Saturday, October 7, 2023 →

BY STEVEN DOYLE | SEPTEMBER 27, 2023 · 2:12 PM

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Dallas' Beloved Zalat Pizza Is Now Taking Reservations for a Potential Stock Sale on StartEngine – We Are So In!


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Khanh Nguyen/ Zalat

Crave was there at the start with Dalat when Khanh Nguyen was serving hot Pho bowls and Dragon Shots til 2am. We were there when we saw the first Zalat Pizza street sign go up next door on Fitzhugh with "Open til 4am" on it. We remember telling Khanh that it was a bold move to put 4am on the permanent street sign. His response was that he didn't want to give himself the option to not stick to it. Dallas has followed Zalat over the past 8 years as their late-night, "luxury pizzas for the masses" concept has exploded from its original Fitzhugh location to now 29 locations across Dallas-Fort Worth, Houston, and Austin.

Having kept their quirky culture with employee comic books, free tattoos, full benefits and retirement plans for all, and most deserving of kudos, stock options grants to all cooks and cashiers to share the wealth with their frontline workers. Who does that? And who doesn't want to support that for the service industry?

Yesterday we learned that Zalat is planning to take their employee benefits, or at least a portion, to the public. Potential everyday investors can participate without the usual requirement of a $100,000 investment or more. With a minimum investment of below $250, Zalat is now taking reservations for the potential offering.



Zalat Pizza is taking reservations for a possible, upcoming round. Join the waitlist today.
The Next Great Pizza Chain!
$82,773 Reserved
REASONS TO INVEST

The offer will be through **StartEngine**.

If you've ever seen shows like Shark Tank, you're probably familiar with the world of private equity investing. But in these shows, and the real world as well, private equity deals are often only open to accredited investors, hedge funds, and VC firms. For everyday investors, this makes private equity seem out of reach. However, crowdfunding platforms like StartEngine are removing barriers to entry.

The buy-in for Zalat is an easy one. Their StartEngine reservations page lists cumulative sales of over $75mm. The costs to build and maintain Zalat stores, which are developing at an incredible clip, are remarkebly low. The company also mentions that mature store sales are almost 2X the industry average.

We've reached out to Khanh to talk about all things Zalat. Look out in the next few days for our in-depth video with Khanh about what's new with this amazing Dallas restaurant group. We talk about their crazy culture, their amazing pizzas, employee stock options, and the potential stock offering on StartEngine. You are going to want to hear about the new Zalat pizzas coming out, they sound amazing.

If interested in reserving options, and this is not a full commitment, **check out more information at the StartEngine site for Zalat.**

Invest wisely. Zalat notes in their StartEngine legalese disclaimer that:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. BY CLICKING SUBMIT, YOU CONSENT TO RECEIVE COMMUNICATIONS FROM US THROUGH VARIOUS CHANNELS, INCLUDING EMAIL AND TELEPHONE.


aLat Pizza
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Reserve Zalat Shares Today
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

UBEREATS META POST 09-29-23

Zalat Pizza
September 29 at 9:32 PM ·

RESERVATIONS ARE NOW OPEN FOR ZALAT PIZZA'S POTENTIAL STOCK SALE ON STARTENGINE! Reserve Today!! Minimum investment of less than $250.
https://startengine.com/zalatpizza
Here is your chance to support the pizza chain that is sharing the wealth with its frontline cooks and cashiers with: health benefits, a 401k, long-term disability, free tattoos, and EMPLOYEE STOCK OPTIONS FOR ALL!!!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. BY CLICKING SUBMIT, YOU CONSENT TO RECEIVE COMMUNICATIONS FROM US THROUGH VARIOUS CHANNELS, INCLUDING EMAIL AND TELEPHONE.
https://startengine.com/zalatpizza


Uber Eats
ubereats
Reels · Sep 21 ·
Zealot
Welcome to Zalat!
Dallas-born with a commitment to great quality ingredients. A literal Pepperoni Masterclass 🍕
Zalat Pizza founder and CEO Khanh Nguyen shares what mak... See more
riginal audio
ubereats ·


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. RESERVING SECURITIES IS SIMPLY AN INDICATION OF INTEREST. BY CLICKING SUBMIT, YOU CONSENT TO RECEIVE COMMUNICATIONS FROM US THROUGH VARIOUS CHANNELS, INCLUDING EMAIL AND TELEPHONE.

Zalat Pizza is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF ZALAT PIZZA

The Next Great Pizza Chain!

Zalat Pizza is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to al...
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Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$452,463.34 Reserved

OVERVIEW ABOUT TERMS PRESS REWARDS DISCUSSION

REASONS TO INVEST

- Zalat Pizza sells affordable luxury pizzas to the masses. Offering one of the best-of-class pizzas under a casual and accessible brand that stays open until 4 am.
- An award-winning concept that empowers all frontline workers with employee stock options and maintains remarkably low new unit construction costs and mature store sales of almost 2x industry average (PMQ)*
- A proven concept with over $75M of total cumulative sales (2022 sales of $22M+), Zalat has expanded to 29 units in Dallas Fort-Worth, Houston, and Austin, Texas. We plan to expand outside of Texas in 2024-2025.

Reserve Now

RESERVED	INVESTORS
$452,463.34	264
MIN INVEST	**VALUATION**
$247.20	$122.25M

ZALAT PIZZA IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
10830 N. Central Expy, Suite 175
Dallas, TX 75231

WEBSITE
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Zalat Pizza is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to all frontline workers.

TEAM



Khanh Nguyen, Zalat Call Sign: "MORPHEUS"
Founder & CEO, Board Member

Chief visionary. Serial entrepreneur, software startup COO with sale/IPO exit, 29+ years general business experience, corporate lawyer 12+ years, BS Biology from The University of Houston, J.D. from The University of Texas School of Law, accidental restaurateur extraordinaire.



Dennis Minchella, Zalat Call Sign: "Mr. Wolf"
Chief Operating Officer

Operations & New Store Development. 40+ years restaurant management, executive management positions at Ruby Tuesday, Chi-Chi's, Bennigan's, Boston Market (IPO), CEO of Semolina Restaurant group (NRN Hot Concepts Winner). BBA from Central Michigan University. Mr. Wolf was born into an Italian-American pizza restaurant family and held the lifelong belief that pineapple does not belong on pizza. 3 years ago, he tasted Zalat's amazing Pineapple Express pizza and immediately decided that he had to join us.



Adrian Saide-Jacaman, Zalat Call Sign: "007"
Chief Financial Officer

Finance, Accounting & HR. CFO of EYM Group operating over 350 restaurants, including Pizza Hut, Panera, KFC, Burger King, and Denny's brands. PepsiCo finance development group. BS Industrial and Systems Engineering from ITESM, MBA from The University of Texas at Austin, McCombs School of Business.



Al Vo, Zalat Call Sign: "STARK"
Chief Technology Officer

Head technology nerd. 20+ years software programming, leading software development teams, Director of Software Development of nThrive, a hospital revenue management software company with 900+ hospital clients and over $100B in annual hospital revenues managed.



Rosalyn Mallet
Board of Directors

Current CEO/President of PhaseNext Hospitality, Board member of Black Box Intelligence. Former: President of Caribou Coffee, COO of la Madeliene Bistro/Café, SVP of Applebee's, TGI Friday's, and Carlson Companies, and Chair of the Board of the National Restaurant Association. BA from St. Mary's University.



Song Pak
Board of Directors

Current COO Collaborative Fund. Former: EVP of Revolution, a Washington DC-based venture capital/private equity investment firm founded by Steve Case of AOL (investments in CAVA, Sweetgreen, DraftKings, CLEAR, GROUPON, Zipcar). Corporate/Securities attorney for DLA Piper Venture Capital Practice. BA from Southern Methodist University, JD from The University of Texas School of Law.



Erin Mulligan Helgren
Board of Directors

Current: CEO OfficeSpace Software. Former: Chief Marketing Officer of Dell (computers) SunPower (renewable energy) and Bazaarvoice (social media software). CEO of Bonterra (social good software), Social Solutions (nonprofit and public sector software), and Calytera (government technology software). Corporate strategy for PepsiCo, management consulting for A.T. Kearney, brand management for Procter & Gamble. BBA from The University of Texas at Austin.

PRESS

QSR Magazine

The 40/40 List for 2021: America's Hottest Startup Fast Casuals

View Article

PMQ

ZaLat Pizza: Khanh Nguyen's Plan for Global Domination

View Article

Nation's Restaurant News

Nation's Restaurant News announces the 2021 Hot Concepts

View Article

TWTX

Zalat: Great Customer Service + Great Pizza

View Article

Dallas Observer

How the Owner of DaLat Fell Into the Industry and Making Some Great Pizza

View Article

Show More Press

ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Zalat Pizza.

$247

RESERVATION BONUS

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

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Mahdi Guled
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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

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We are letting everyone know that our early reservations period on the StartEngine platform is ABOUT TO CLOSE. Zalat Pizza's early reservations period will officially close **TOMORROW AT 9PM** CST (Tuesday, October 10, 2023).

Reserve now to be the first to be notified when we officially Go Live and to secure your Early Reservations Bonus of 5% extra shares. Also, among other perks that will be available after our Go Live, if you purchase your shares within the first 24 hours, you will receive another 10% in bonus shares, and you will receive **12 FREE PIZZAS** with our Zalat Shareholders Free Pizza-of-the-Month Club (**$250 value**)*.


RESERVATIONS PERIOD ENDS AT 9PM TUESDAY (TOMORROW)
Zalat Pizza is taking reservations for a possible, upcoming round. Join the waitlist today.
Add to Watchlist
GET A PIECE OF ZALAT PIZZA
The Next Great Pizza Chain!
Zalat Pizza is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to all frontline workers.
Show less
Reserve Now
$455,294.95 Reserved

RESERVE NOW

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. BY CLICKING SUBMIT, YOU CONSENT TO RECEIVE COMMUNICATIONS FROM US THROUGH VARIOUS CHANNELS, INCLUDING EMAIL AND TELEPHONE.

*Pizza-of-the-Month Club free pizzas have varying levels of minimum purchase requirements depending upon amount of shares purchased. Please see official rules on our campaign page on StartEngine at Go Live.

Zalat is known for:

Stock Options for All Workers: Sharing the wealth with our frontline workers - everyone gets stock option ownership in the company!

The most delicious and innovative selection of specialty pizzas ever: **Pho Shizzle**, Elote, Classic Bianca, Pineapple Express, and coming soon, the BBC (BBQ Bacon Cheeseburger pizza)…

Customer 4 Life Service – let us know in our post purchase follow up email if you had any issues with your order and our team of Customer Advocates will follow up to try to make things right;

Staying open **SUPER DUPER LATE**.

Many of our locations stay open until **4AM on the weekends!**

We are Pizza Zealots!

ZALAT PIZZA IN THE NEWS:

Zalat was featured as the cover story for **PMQ Pizza Magazine** in March 2022


PMQ PIZZA MEDIA
25 YEARS of PMQ 1997-2022
THE ZEALOT
Inspired by Google and Facebook, Khanh Nguyen has designed Dallas-based ZaLat Pizza for "global pizza domination."
"Our entire business model was designed with plans for global pizza domination."
— Khanh Nguyen, ZaLat Pizza

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